SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 10, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of March 31, 2023 together with the reports on review of interim financial statements

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023

CONTENT

Cover sheet

Condensed Consolidated Interim Financial Statements

Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 11: Fair value quantitative and qualitative disclosures
Note 12: Business combinations
Note 13: Investment in associates and joint arrangements
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Deposits
Note 17: Other financial liabilities
Note 18: Provisions
Note 19: Other non-financial liabilities
Note 20: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 21: Disclosures by operating segment
Note 22: Income tax
Note 23: Commissions income
Note 24: Differences in quoted prices of gold and foreign currency
Note 25: Other operating income
Note 26: Employee benefits
Note 27: Administrative expenses
Note 28: Other operating expenses
Note 29: Additional disclosures in the statement of cash flows
Note 30: Capital stock
Note 31: Earnings per share – Dividends

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2023

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)

Note 32: Deposit guarantee insurance
Note 33: Restricted assets
Note 34: Trust activities
Note 35: Compliance with CNV regulations
Note 36: Accounting items that identify the compliance with minimum cash requirements
Note 37: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 38: Corporate bonds issuance
Note 39: Off balance sheet transactions
Note 40: Tax and other claims
Note 41: Restriction on dividends distribution
Note 42: Capital management, corporate governance transparency policy and risk management
Note 43: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 44: Events after reporting period
Note 45: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits

Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements

Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	03/31/2023	12/31/2022
ASSETS
Cash and Deposits in Banks	11		297,608,616	304,439,346
Cash			35,190,191	33,613,487
Central Bank of Argentina			181,264,323	174,718,240
Other Local and Foreign Entities			81,140,535	96,092,867
Other			13,567	14,752
Debt Securities at fair value through profit or loss	5 and 11		286,961,214	256,921,146
Derivative Financial Instruments	11		455	52,222
Repo transactions	11		39,118,052	75,388,016
Other Financial Assets	6, 8 and 11	R	82,488,854	70,537,234
Loans and other financing	7, 8 and 11	B, C, D and R	697,785,970	728,691,136
Non-financial Public Sector			1,409,863	2,686,553
Other Financial Entities			1,856,903	1,128,790
Non-financial Private Sector and Foreign Residents			694,519,204	724,875,793
Other Debt Securities	8, 9 and 11	R	813,991,293	897,783,471
Financial Assets delivered as guarantee	11 and 33		37,498,405	37,274,786
Equity Instruments at fair value through profit or loss	10 and 11		1,072,672	1,021,892
Investment in associates and joint arrangements	13		1,491,722	1,389,695
Property, plant and equipment		F	124,426,006	124,001,126
Intangible Assets		G	21,808,325	21,229,833
Deferred Income Tax Assets	22		89,016	89,557
Other Non-financial Assets	14		15,257,843	15,159,173
Non-current Assets held for sale			10,530,398	10,780,918
TOTAL ASSETS			2,430,128,841	2,544,759,551

1	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	03/31/2023	12/31/2022
LIABILITIES
Deposits	11 and 16	H and I	1,464,338,267	1,576,914,944
Non-financial Public Sector			111,059,915	133,847,469
Financial Sector			1,910,914	2,012,780
Non-financial Private Sector and Foreign Residents			1,351,367,438	1,441,054,695
Liabilities at fair value through profit or loss	11	I	2,476,842	640,345
Derivative Financial Instruments	11	I	100,398	2,886
Repo Transactions	11	I	4,486,445
Other Financial Liabilities	11 and 17	I	153,007,216	164,449,843
Financing received from the Central Bank of Argentina and other financial institutions	11	I	4,507,195	2,981,642
Issued Corporate Bonds	11 and 38	I	3,286,431	3,305,711
Current Income Tax Liabilities	22		11,384,081	13,207,278
Subordinated Corporate Bonds	11 and 38	I	86,393,588	87,805,350
Provisions	18	J and R	3,165,946	3,302,694
Deferred Income Tax Liabilities	22		16,551,510	16,163,865
Other Non-financial Liabilities	19		47,613,336	52,112,752
TOTAL LIABILITIES			1,797,311,255	1,920,887,310
SHAREHOLDERS’ EQUITY
Capital Stock	30		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			213,790,374	213,790,374
Earnings Reserved			344,313,270	344,313,270
Unappropriated Retained Earnings			52,558,097	166,294
Accumulated Other Comprehensive Income			(793,074)	38,208
Net Income of the period / for the fiscal year			9,763,227	52,391,803
Net Shareholders’ Equity attributable to controlling interest			632,701,088	623,769,143
Net Shareholders’ Equity attributable to non-controlling interests			116,498	103,098
TOTAL SHAREHOLDERS’ EQUITY			632,817,586	623,872,241
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			2,430,128,841	2,544,759,551

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J,  L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

2	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Interest income		Q	228,617,933	140,653,070
Interest expense		Q	(130,955,878)	(54,994,658)
Net Interest Income			97,662,055	85,658,412

Commissions income	23	Q	24,292,411	23,029,529
Commissions expense		Q	(2,260,494)	(2,159,834)
Net Commissions Income			22,031,917	20,869,695
Subtotal (Net Interest income plus Net Commissions income)			119,693,972	106,528,107

Net gain from measurement of financial instruments at fair value through profit or loss		Q	9,194,886	13,029,203
Profit from sold or derecognized assets at amortized cost			60
Differences in quoted prices of gold and foreign currency	24		36,673,135	6,303,048
Other operating income	25		5,715,846	6,772,473
Allowance for loan losses			(3,478,584)	(1,521,901)
Net Operating Income			167,799,315	131,110,930

Employee benefits	26		(23,468,111)	(20,044,264)
Administrative expenses	27		(11,650,473)	(11,264,734)
Depreciation and amortization of fixed assets		F and G	(4,893,735)	(4,478,094)
Other operating expenses	28		(23,836,393)	(20,680,243)
Operating Income			103,950,603	74,643,595

Loss from associates and joint arrangements	13		(219,703)	(73,470)
Loss on net monetary position			(88,386,677)	(59,076,917)
Income before tax on continuing operations			15,344,223	15,493,208

Income tax on continuing operations	22.c)		(5,567,596)	(3,219,320)
Net Income from continuing operations			9,776,627	12,273,888
Net Income of the period			9,776,627	12,273,888
Net Income of the period attributable to controlling interest			9,763,227	12,298,038
Net Income / (Loss) of the period attributable to non-controlling interest			13,400	(24,150)

3	Carlos A. Giovanelli Vice Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Net Profit attributable to Parent’s shareholders	9,763,227	12,298,038
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	9,763,227	12,298,038
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	15.2690	19.2333

4	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Net Income of the period			9,776,627	12,273,888
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(211,961)	(527,321)
Foreign currency translation differences of the period			(211,961)	(527,321)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(619,321)	(693,261)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,880,529)	(3,312,595)
Adjustment for reclassification of period			908,177	2,277,253
Income tax	22.c)		353,031	342,081
Total Other Comprehensive Loss that will be reclassified to profit or loss			(831,282)	(1,220,582)
Total Other Comprehensive Loss			(831,282)	(1,220,582)
Total Comprehensive Income of the period			8,945,345	11,053,306
Total Comprehensive Income attributable to controlling interest			8,931,945	11,077,456
Total Comprehensive Income / (Loss) attributable to non-controlling interest			13,400	(24,150)

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

5	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total controlling interests	Total Non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	213,790,374	547,873	(509,665)	123,492,083	220,821,187	52,558,097	623,769,143	103,098	623,872,241
Total comprehensive income of the period
- Net income of the period									9,763,227	9,763,227	13,400	9,776,627
- Other comprehensive loss of the period					(211,961)	(619,321)				(831,282)		(831,282)
Amount at the end of the period		639,413	12,429,781	213,790,374	335,912	(1,128,986)	123,492,083	220,821,187	62,321,324	632,701,088	116,498	632,817,586

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total controlling interests	Total Non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	213,790,374	1,423,115	5,382,088	114,859,656	174,022,226	43,162,129	565,708,782	89,823	565,798,605
Total comprehensive income of the period
- Net income of the period									12,298,038	12,298,038	(24,150)	12,273,888
- Other comprehensive Loss of the period					(527,321)	(693,261)				(1,220,582)		(1,220,582)
Amount at the end of the period		639,413	12,429,781	213,790,374	895,794	4,688,827	114,859,656	174,022,226	55,460,167	576,786,238	65,673	576,851,911

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

6	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	03/31/2023	03/31/2022
Cash flows from operating activities
Income of the period before income tax		15,344,223	15,493,208
Adjustment for the total monetary effect of the period		88,386,677	59,076,917
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		4,893,735	4,478,094
Allowance for loan losses		3,478,584	1,521,901
Difference in quoted prices of foreign currency		(26,112,178)	(14,458,059)
Other adjustments		66,926,946	28,994,474
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(30,040,068)	11,141,430
Derivative Financial Instruments		51,767	3,073
Repo transactions		36,269,964	74,471,421
Loans and other financing
Non-financial Public Sector		1,276,690	1,364,087
Other Financial Entities		(728,113)	2,133,014
Non-financial Private Sector and Foreign Residents		26,844,834	66,496,873
Other debt securities		133,255,593	(73,163,137)
Financial Assets delivered as guarantee		(223,619)	(22,874,762)
Equity instruments at fair value through profit or loss		(50,780)	4,194,814
Other assets		(11,717,089)	31,893,538
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial Public Sector		(22,787,554)	27,351,323
Financial Sector		(101,866)	(167,275)
Non-financial Private Sector and Foreign Residents		(89,687,257)	(39,303,833)
Liabilities at fair value through profit or loss		1,836,497	(2,917,457)
Derivative Financial Instruments		97,512	9,221
Repo transactions		4,486,445	24,216,929
Other liabilities		(16,439,378)	(45,783,685)
Income Tax Payments		(3,189,682)	(66,508)
Total cash from operating activities (A)		182,071,883	154,105,601

7	Carlos A. Giovanelli Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	03/31/2023	03/31/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(5,216,939)	(3,127,918)
Total cash used in investing activities (B)		(5,216,939)	(3,127,918)
Cash flows from financing activities
Payments:
Non-subordinated corporate bonds		(12,551)
Subordinated Corporate Bonds		(52,758)	(42,375)
Other payments related to financing activities		(420,073)	(260,638)
Collections / Incomes:
Non subordinated corporate bonds		76,678
Financing to local financial entities		1,611,392	3,092,132
Total cash used in financing activities (C)		1,202,688	2,789,119
Effect of exchange rate fluctuations (D)		41,460,710	21,884,133
Monetary effect on cash and cash equivalents (E)		(176,918,828)	(112,920,711)
Net increase in cash and cash equivalents (A+B+C+D+E)		42,599,514	62,730,224
Restated cash and cash equivalents at the beginning of the period	29	912,904,561	734,930,146
Cash and cash equivalents at the end of the period	29	955,504,075	797,660,370

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

8	Carlos A. Giovanelli Vice Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payments services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2022, 2021 and 2020, the Bank made contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 17, 2023, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of March 31, 2023 and December 31, 2022, the deposits held by the Misiones Provincial Government with the Bank amounted to 22,059,230 and 25,930,415 (including 1,943,607 and 1,966,939, related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2023 and December 31, 2022, the deposits held by the Salta Provincial Government with the Bank amounted to 33,915,196 and 42,010,557 (including 4,216,984 and 4,208,077, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of March 31, 2023 and December 31, 2022, the deposits held by the Jujuy Provincial Government with the Bank amounted to 10,851,697 and 9,466,963 (including 2,653,042 and 2,707,938, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of March 31, 2023 and December 31, 2022, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 30,349,699 and 42,221,773 (including 10,564,103 and 11,276,132, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipality of Yerba Buena as of March 31, 2023 for an amount of 121,239, as well as to the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena as of December 31, 2022 for an amount of 638,244.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

b)	In March 2022, the Bank’s holdings in Prisma Medios de Pago SA (Prisma) were transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the three-month period ended March 31, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of March 31, 2022.

c)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income for the period ended March 31, 2023, would have recorded a decrease in “other operating income” for an amount of 353,926 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 734,550, and as a counterpart a decrease in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the three-month period ended March 31, 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of March 31, 2023, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2022, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2022, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2022, already issued.

As of March 31, 2023 and December 31, 2022, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140- 2nd floor –CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 27,066).

As of March 31, 2023 and December 31, 2022, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting Rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	On January 30, the Bank made an irrevocable capital contribution in this company for an amount of 330,000 (not restated). Additionally, on March 15, 2023, the Bank made a new irrevocable capital contribution for 330,000.

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of March 31, 2023 and December 31, 2022 are as follows:

Balances as of 03/31/2023	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	2,376,493,731	22,740,899	54,801,620	230,661	3,288,282	4,984,788	(32,411,140)	2,430,128,841
Liabilities	1,743,792,643	16,688,913	40,385,818	4,783	1,797,482	4,829,452	(10,187,836)	1,797,311,255
Equity attributable to the owners of the Bank	632,701,088	6,051,986	13,647,494	225,878	1,490,800	155,336	(21,571,494)	632,701,088
Equity attributable to non-controlling interests			768,308				(651,810)	116,498

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Balances as of 12/31/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	2,505,113,050	19,545,742	41,292,621	240,654	3,085,823	6,465,533	(30,983,872)	2,544,759,551
Liabilities	1,881,343,907	13,508,420	28,513,359	5,997	1,945,362	6,328,069	(10,757,804)	1,920,887,310
Equity attributable to the owners of the Bank	623,769,143	6,037,322	12,162,689	234,657	1,140,461	137,464	(19,712,593)	623,769,143
Equity attributable to non-controlling interests			616,573				(513,475)	103,098

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of March 31, 2023, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of March 31, 2023, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income, the statement of other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the three-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of March 31, 2023, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, for fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 21.73% and 16.07% for the three-month periods ended March 31, 2023 and 2022, respectively, and 94.79% for the fiscal year ended on December 31, 2022.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss of the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss of the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation is recognized in other comprehensive income of the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may give rise in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2022, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2023, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements:

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies:

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. They also explain how an entity can identify material accounting policy information and give examples of when accounting policy information is likely to be material. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was as described in the Practice Statement 2.

This amendment did not have a material impact on the disclosures of these condensed consolidated interim financial statements or the annual consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates:

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023.

This amendment would be applicable if the Bank performs a change in an accounting estimate, but it is not expected to have a material impact on the Financial Statements.

Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

The IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

This amendment did not have a material impact on the Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition	03/31/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	693,868,495	814,281,350
Guarantees granted (1)	10,606,360	8,775,469
Overdraft and unused agreed commitments (1)	2,373,837	746,577
Subtotal	706,848,692	823,803,396
Less: Allowance for Expected Credit Losses (ECL)	(821,300)	(848,191)
Total	706,027,392	822,955,205

(1)	Includes transactions not covered by BCRA debtor classification standard. The guarantees granted include an amount of 31,303 and 44,933 as of March 31, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 159,684 and 552,065 as of March 31, 2023 and December 31, 2022, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Government securities (1)	278,158,758	249,348,304
Private securities	8,802,456	7,572,842
Total	286,961,214	256,921,146

(1)	During March 2023, the Bank decided to enter into a voluntary debt swap in terms of Article 11 of Decree No. 331/2022 of the Argentine Ministry of Economy. The instruments that entered into that swap are as follows:

•	Letters of National Estate in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a nominal amount of 1,145,882,575.

•	Letters of National Estate in pesos at discount – Maturity: 05-31-2023 (S31Y3) for a nominal amount of 295,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 04-28-2023 (S28A3) for a nominal amount of 210,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 03-31-2023 (S31M3) for a nominal amount of 200,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a nominal amount of 159,305,395.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA. These options provide to the Bank with the opportunity to sell (put options) the underlying asset at a value established by the BCRA’s rules. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. As of March 31, 2023, the notional value amounted to 75,638,514 (see Exhibits A and O to the condensed separate interim Financial Statements).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Sundry debtors (see note 10)	30,919,713	32,143,140
Receivables from other spot sales pending settlement	24,370,199	12,472,529
Receivables from spot sales of foreign currency pending settlement	21,026,477	19,483,787
Private securities	5,406,381	5,488,019
Receivables from spot sales of government securities pending settlement	469,531	594,779
Other	407,315	465,806
Subtotal	82,599,616	70,648,060
Less: Allowances for ECL	(110,762)	(110,826)
Total	82,488,854	70,537,234

Disclosures related to allowance for ECL are detailed in item 8.4 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Non-financial Public Sector (1)	1,409,863	2,686,553
Other Financial Entities	1,856,903	1,128,790
Other Financial Entities	1,869,278	1,138,700
Less: allowance for ECL	(12,375)	(9,910)
Non-financial Private Sector and Foreign Residents	694,519,204	724,875,793
Overdrafts	53,795,511	59,953,253
Documents	100,434,421	99,545,123
Mortgage loans	71,414,283	75,359,519
Pledge loans	10,968,997	11,663,515
Personal loans	160,793,464	173,504,702
Credit cards	216,178,489	232,239,948
Financial leases	1,345,129	1,688,186
Other	93,597,984	84,305,044
Less: allowance for ECL	(14,009,074)	(13,383,497)
Total	697,785,970	728,691,136

(1) As explained in note 3, ECL are not calculated to public sector exposures.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 11 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to what was detailed in note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”, to the consolidated Financial Statements as of December 31, 2022, already issued. In addition, the note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

8.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	03/31/2023	12/31/2022
Loans and other financing	711,807,419	742,084,543
Individual assessment	128,085,568	132,607,889
Collective assessment	583,721,851	609,476,654
Less: Allowance for ECL (1)	(14,021,449)	(13,393,407)
Total	697,785,970	728,691,136

(1) As explained in note 3, ECL are not calculated to public sector exposures.

As explained in note 45.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty about conditions of accessing loans to MIPYMES”, to the consolidated Financial Statements as of December 31, 2022, already issued, the Bank decided to record an adjustment on a forward-looking basis, resulting from an estimate of the incremental effect of the allowances for ECL aimed at covering an uncertainty scenario about small and medium-sized companies credit access conditions. As of March 31, 2023 and December 31, 2022, the estimated amounts were 1,399,000 and 1,843,028, respectively.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

		03/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		669,896,896	18,526,986		688,423,882	96.72
High grade	0.00% - 3.50%	619,187,412	3,594,544		622,781,956	87.50
Standard grade	3.51% - 7.00%	31,564,962	3,132,122		34,697,084	4.87
Sub-standard grade	7.01% - 33.00%	19,144,522	11,800,320		30,944,842	4.35
Past due but not impaired (1)	33.01% - 99.99%	5,152,777	10,722,809		15,875,586	2.23
Impaired	100%			7,507,951	7,507,951	1.05
	Total	675,049,673	29,249,795	7,507,951	711,807,419	100
	%	94.84	4.11	1.05	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		706,844,418	15,321,248		722,165,666	97.32
High grade	0.00% - 3.50%	657,479,908	3,002,585		660,482,493	89.00
Standard grade	3.51% - 7.00%	29,157,764	3,708,423		32,866,187	4.43
Sub-standard grade	7.01% - 33.00%	20,206,746	8,610,240		28,816,986	3.89
Past due but not impaired (1)	33.01% - 99.99%	4,610,193	9,207,264		13,817,457	1.86
Impaired	100%			6,101,420	6,101,420	0.82
Total		711,454,611	24,528,512	6,101,420	742,084,543	100
%		95.87	3.31	0.82	100

(1)	It also includes transactions, under collective assessment, which are more than 5 days past due independently of the PD range assigned.

8.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45, “Credit risk” section, to the consolidated Financial Statements as of December 31, 2022, already issued.

		03/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		123,468,086	3,001,393		126,469,479	98.74
High grade	0.00% - 3.50%	112,642,750	1,464,120		114,106,870	89.08
Standard grade	3.51% - 7.00%	4,172,450	740,759		4,913,209	3.84
Sub-standard grade	7.01% - 33.00%	6,652,886	796,514		7,449,400	5.82
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,616,089	1,616,089	1.26
Total		123,468,086	3,001,393	1,616,089	128,085,568	100
%		96.40	2.34	1.26	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		127,805,250	3,128,751		130,934,001	98.74
High grade	0.00% - 3.50%	119,430,793	1,510,630		120,941,423	91.20
Standard grade	3.51% - 7.00%	4,434,926	762,988		5,197,914	3.92
Sub-standard grade	7.01% - 33.00%	3,939,531	855,133		4,794,664	3.62
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,673,888	1,673,888	1.26
Total		127,805,250	3,128,751	1,673,888	132,607,889	100
%		96.38	2.36	1.26	100

8.1.2 Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45, “Credit risk” section to the consolidated Financial Statements as of December 31, 2022, already issued.

		03/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		546,428,810	15,525,593		561,954,403	96.27
High grade	0.00% - 3.50%	506,544,662	2,130,424		508,675,086	87.14
Standard grade	3.51% - 7.00%	27,392,512	2,391,363		29,783,875	5.10
Sub-standard grade	7.01% - 33.00%	12,491,636	11,003,806		23,495,442	4.03
Past due but not impaired (1)	33.01% - 99.99%	5,152,777	10,722,809		15,875,586	2.72
Impaired	100%			5,891,862	5,891,862	1.01
Total		551,581,587	26,248,402	5,891,862	583,721,851	100
%		94.49	4.50	1.01	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		579,039,168	12,192,497		591,231,665	97.01
High grade	0.00% - 3.50%	538,049,115	1,491,955		539,541,070	88.53
Standard grade	3.51% - 7.00%	24,722,838	2,945,435		27,668,273	4.54
Sub-standard grade	7.01% - 33.00%	16,267,215	7,755,107		24,022,322	3.94
Past due but not impaired (1)	33.01% - 99.99%	4,610,193	9,207,264		13,817,457	2.27
Impaired	100%			4,427,532	4,427,532	0.72
Total		583,649,361	21,399,761	4,427,532	609,476,654	100
%		95.76	3.51	0.73	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2 Other debt securities at amortized cost

For purchased corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,225,436			1,225,436	78.88
Financial trust	328,133			328,133	21.12
Total	1,553,569			1,553,569	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,264,809			1,264,809	77.11
Financial trust	375,379			375,379	22.89
Total	1,640,188			1,640,188	100
%	100			100

The related ECL for corporate bonds as of March 31, 2023 and December 31, 2022 amounted to 1,617 and 675, respectively. The ECL related to financial trusts as of March 31, 2023 and December 31, 2022 amounted to 192 and 294, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

8.3 Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in note 9.

8.4 Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	77,193,235			77,193,235	100
Total	77,193,235			77,193,235	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	65,160,042			65,160,042	100
Total	65,160,042			65,160,042	100
%	100			100

The ECL related to these types of instruments amounted to 110,762 and 110,826 as of March 31, 2023 and December 31, 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 10.

8.5 Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	03/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	680,011,094	13,855,762	1,639	693,868,495	98.19
Guarantees granted	10,575,057			10,575,057	1.50
Overdraft and unused agreed commitments	2,214,153			2,214,153	0.31
Total	692,800,304	13,855,762	1,639	706,657,705	100
%	98.04	1.96		100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	801,135,914	13,143,609	1,828	814,281,351	98.92
Guarantees granted	8,730,536			8,730,536	1.06
Overdraft and unused agreed commitments	194,512			194,512	0.02
Total	810,060,962	13,143,609	1,828	823,206,399	100
%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of March 31, 2023 and December 31, 2022 amounted to 756,550 and 792,778, respectively. The ECL related to guarantees granted as of March 31, 2023 and December 31, 2022 amounted to 53,997 and 55,324, respectively. The ECL related to overdraft and unused agreed commitments as of March 31, 2023 and December 31, 2022 amounted to 10,753 and 89, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
At fair value through OCI
Government securities	75,867,434	158,837,208
Government securities – Foreign	12,951,078	9,046,311
Total at fair value through OCI (1)	88,818,512	167,883,519
At amortized cost
Central Bank of Argentina Bills	665,672,546	652,929,895
Government securities	57,948,475	60,594,002
Private securities	1,551,760	1,639,219
Central Bank of Argentina Notes		14,736,836
Total at amortized cost	725,172,781	729,899,952
Total	813,991,293	897,783,471

(1)	During January 2023, the Bank decided to enter into a voluntary debt swap in terms of Article 11 of Decree No. 331/2022 of the Argentine Ministry of Economy. The instruments that entered into that swap are as follows:

•	Letters of National Estate in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a nominal amount of 20,900,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 02-28-2023 (S28F3) for a nominal amount of 12,893,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 01-20-2023 for a nominal amount of 290,000,000.

As mentioned in note 5, during March 2023, the following instruments entered into the swap:

•	Letters of National treasury in pesos at discount – Maturity: 06-30-2023 (S3OJ3) for a nominal amount of 26,640,975,851.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

•	Letters of National Estate in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a nominal amount of 4,516,000,000.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a nominal amount of 1,759,369,713.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument (see also note 5).

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders of Prisma, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value ARS 1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, the agreement was amended to include 100% of the shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of March 31, 2023 and December 31, 2022:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	286,961,214	282,288,604	4,016,021	656,589
Derivatives financial instruments	455	234	221
Other financial assets	5,406,381	5,351,239		55,142
Financial assets delivered as guarantee	1,791,980	1,791,980
Equity instruments at fair value through profit or loss	1,072,672	190,455		882,217

At fair value through OCI
Other debt Securities	88,818,512	88,818,512
Financial assets delivered as guarantee	3,319,457	3,319,457
Total	387,370,671	381,760,481	4,016,242	1,593,948

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	2,476,842	2,476,842
Derivatives financial instruments	100,398	100,079	319
Total	2,577,240	2,576,921	319

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	256,921,146	251,450,243	4,214,791	1,256,112
Derivatives financial instruments	52,222	23,364	28,858
Other financial assets	5,488,018	5,427,864		60,154
Equity instruments at fair value through profit or loss	1,021,892	188,046		833,846

At fair value through OCI
Other debt Securities	167,883,519	167,883,519

Total	431,366,797	424,973,036	4,243,649	2,150,112
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	640,345	640,345
Derivatives financial instruments	2,886		2,886

Total	643,231	640,345	2,886

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2023 and December 31, 2022, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

	As of March 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,256,112	60,154	833,846
Transfers to Level 3
Transfers from Level 3
Profit and loss	195,593	(3,287)	197,303
Recognition and derecognition	(570,178)	10,094
Monetary effects	(224,938)	(11,819)	(148,932)
Amount at the end of the period	656,589	55,142	882,217

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	2,648,116	73,559	5,008,120
Transfers to Level 3
Transfers from Level 3
Profit and loss	890,158	6,164	4,377
Recognition and derecognition	(976,251)	25,638	(3,053,093)
Monetary effects	(1,305,911)	(45,207)	(1,125,558)
Amount at the end of the fiscal year	1,256,112	60,154	833,846

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model.

				Range of inputs
	Fair value of		Significant	03/31/2023
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	03/31/2023	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	207,616	Income approach (discounted cash flow)	Discount rate in pesos	69.68	84.06		%
Corporate bonds	444,326	Income approach (discounted cash flow)	Discount rate in pesos	147.66	147.96		%

				Range of inputs
	Fair value of		Significant	12/31/2022
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	12/31/2022	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	722,019	Income approach (discounted cash flow)	Discount rate in pesos	69.99	83.83		%
Corporate bonds	529,144	Income approach (discounted cash flow)	Discount rate in pesos	76.98	86.47		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	03/31/2023		12/31/2022
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	433	(416)	1,489	(1,432)
Corporate bonds	105	(105)	3,191	(3,088)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of March 31, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2023 and December 31, 2022:

	03/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	297,608,616	297,608,616			297,608,616
Repo transactions	39,118,052	39,118,052			39,118,052
Other financial assets	77,082,473	77,082,473			77,082,473
Loans and other financing	697,785,970			631,734,848	631,734,848
Other debt securities	725,172,781	618,271,886	81,591,491	24,657,989	724,521,366
Financial assets delivered as guarantee	32,386,968	32,386,968			32,386,968
Total	1,869,154,860	1,064,467,995	81,591,491	656,392,837	1,802,452,323

Financial liabilities
Deposits	1,464,338,267	658,383,630		804,246,861	1,462,630,491
Repo transactions	4,486,445	4,486,445			4,486,445
Other financial liabilities	153,007,216	147,932,609	5,126,960		153,059,569
Financing received from the BCRA and other financial institutions	4,507,195	4,417,755	52,551		4,470,306
Issued corporate bonds	3,286,431		3,230,273		3,230,273
Subordinated corporate bonds	86,393,588		68,977,510		68,977,510
Total	1,716,019,142	815,220,439	77,387,294	804,246,861	1,696,854,594

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	304,439,346	304,439,346			304,439,346
Repo transactions	75,388,016	75,388,016			75,388,016
Other financial assets	65,049,216	65,049,216			65,049,216
Loans and other financing	728,691,136			635,369,471	635,369,471
Other debt securities	729,899,952	622,932,157	100,635,729	117,233	723,685,119
Financial assets delivered as guarantee	37,274,786	37,274,786			37,274,786
Total	1,940,742,452	1,105,083,521	100,635,729	635,486,704	1,841,205,954

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	1,576,914,944	790,135,906		785,491,913	1,575,627,819
Other financial liabilities	164,449,843	159,203,357	5,322,022		164,525,379
Financing received from the BCRA and other financial institutions	2,981,642	2,899,849	63,256		2,963,105
Issued corporate bonds	3,305,711		3,211,970		3,211,970
Subordinated corporate bonds	87,805,350		71,597,413		71,597,413
Total	1,835,457,490	952,239,112	80,194,661	785,491,913	1,817,925,686

12.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control.

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows:

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	140,760	2,036,951
Cash and deposits in Banks	593	220,006
Debt Securities at fair value through profit or loss		1,475,338
Other financial assets	93,833	340,656
Property, plant and equipment	1,349
Deferred tax assets	9,402
Other non-financial assets	35,583	951
Liabilities	119,026	2,036,951
Other financial liabilities		2,018,941
Other non-financial liabilities	119,026	18,010

Net assets acquired at fair value	21,734

The goodwill generated by the acquisition of Fintech SGR amounted to 54,122.

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

13.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

13.1 Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of December 31, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2023 and March 31, 2023.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	03/31/2023	12/31/2022
Total assets	138,960	154,900
Total liabilities	13,315	19,435
Shareholders’ equity	125,645	135,465
Proportional Bank’s interest	5%	5%
Investment carrying amount	6,282	6,773

As of March 31, 2023 and 2022, the investment carrying amount in the net income of the periods amounted to (491) and (2,210), respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of December 31, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2023 and March 31, 2023.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	03/31/2023	12/31/2022
Total assets	4,312,277	5,260,153
Total liabilities	1,463,342	543,828
Shareholders’ equity	2,848,935	4,716,325
Effects of the irrevocable capital contributions made during 2022 pending capitalization (see note 1)		(5,595,404)
Adjusted Shareholders’ equity	2,848,935	(879,079)
Proportional Bank’s interest (see note 1)	9.6984%	8.9927%
Equity interest	276,301	(79,053)
Irrevocable capital contribution made during 2023 and 2022 (see note 1)	347,371	593,931
Investment carrying amount	623,672	514,878

As of March 31, 2023 and 2022, the investment carrying amount in the net income of the periods amounted to (265,238) and (171,374), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

13.2 Joint ventures

The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize a joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	03/31/2023	12/31/2022
Total assets	1,858,217	1,888,446
Total liabilities	296,647	323,594
Shareholders’ equity	1,561,570	1,564,852
Proportional Bank’s interest	50%	50%
Investment carrying amount	780,785	782,426

As of March 31, 2023 and 2022, the investment carrying amount in the net income of the periods amounted to 50,661 and 105,826, respectively.

b)	Finova SA

On October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent.

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements” to the consolidated Financial Statements as of December 31, 2022, already issued, is measured at equity method plus goodwill:

Summarized statement of financial position	03/31/2023	12/31/2022
Total assets	50,945	62,015
Total liabilities	8,287	10,088
Shareholders’ equity	42,658	51,927
Proportional Bank’s interest	50%	50%
Equity interest	21,329	25,964
Goodwill	59,654	59,654
Investment carrying amount	80,983	85,618

As of March 31, 2023 and 2022, the investment carrying amount in the net income of the periods amounted to (4,635) and (5,712), respectively.

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of March 31, 2023 and December 31, 2022 is as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition	03/31/2023	12/31/2022
Investment property (see Exhibit F)	11,013,156	10,578,476
Advanced prepayments	3,244,533	2,857,808
Tax advances	666,309	1,497,483
Other	333,845	225,406
Total	15,257,843	15,159,173

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of the parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,675								1,675
Other financial assets					2,793,910		229,199	964,632	3,987,741
Loans and other financing (3)
Documents								36,176	36,176
Overdraft							2,043	1,426,681	1,428,724
Credit cards							154,002	35,258	189,260
Lease								64,406	64,406
Personal loans							1,069		1,069
Mortgage loans							613,118		613,118
Other loans (4)		2,113,739					238,766	2,656,490	5,008,995
Guarantee granted								3,150,008	3,150,008
Total assets	1,675	2,113,739			2,793,910		1,238,197	8,333,651	14,481,172

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		3,224,547	78,343	150,282	84	95,220	4,602,221	2,192,810	10,343,507
Liabilities at fair value through profit or loss								208,218	208,218
Other financial liabilities							57,366	33,368	90,734
Issued corporate bonds		49,202	211,259						260,461
Subordinated corporate bonds					205,673				205,673
Other non-financial liabilities							9,134	25,655	34,789
Total liabilities		3,273,749	289,602	150,282	205,757	95,220	4,668,721	2,460,051	11,143,382

(1)	These transactions are eliminated during the consolidation process.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of March 31, 2023 for Macro Securities SAU, key management personnel and other related parties amounted to 4,903,418, 1,291,187 and 9,890,238, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,727								1,727
Other financial assets					3,672,708		283,068	23	3,955,799
Loans and other financing (3)
Overdraft							68,496	512,384	580,880
Credit cards							230,946	60,647	291,593
Lease								81,178	81,178
Personal loans							1,415		1,415
Mortgage loans							660,498		660,498
Other loans (4)		2,572,659					184,849	1,704,400	4,461,908
Other non-financial assets								1,874,704	1,874,704
Total assets	1,727	2,572,659			3,672,708		1,429,272	4,233,336	11,909,702

Liabilities
Deposits		3,574,433	79,556	70,773	141	103,119	5,066,181	2,799,040	11,693,243
Liabilities at fair value through profit or loss								200,378	200,378
Other financial liabilities							62,923	14,642	77,565
Issued corporate bonds		133,023	217,788						350,811
Subordinated corporate bonds					175,963				175,963
Other non-financial liabilities								24,609	24,609
Total liabilities		3,707,456	297,344	70,773	176,104	103,119	5,129,104	3,038,669	12,522,569

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, key management personnel and other related parties amounted to 5,512,558, 3,086,490, 1,606,103 and 20,499,932, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2023 and 2022 with related parties are as follows:

	As of March 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		819					108,398	395,330	504,547
Interest expense						(8,177)	(28,917)	(20,142)	(57,236)
Commissions income		11,491	50		292	232	48	119,043	131,156
Commissions expense					(4,879)		(12)	(10,180)	(15,071)
Other operating income		26,066		13	422,414			18	448,511
Administrative expense								(270,783)	(270,783)
Other operating expense								(17,504)	(17,504)
Total Income / (loss)		38,376	50	13	417,827	(7,945)	79,517	195,782	723,620

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of March 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		1,851					107,082	483,347	592,280
Interest expense						(5,199)	(30,740)	(2,421)	(38,360)
Commissions income		782	51		304	72	8	24,914	26,131
Commissions expense							(10)	(1,389)	(1,399)
Other operating income	2	2,374		31				16	2,423
Administrative expense								(140,599)	(140,599)
Other operating expense								(26,981)	(26,981)
Total Income / (loss)	2	5,007	51	31	304	(5,127)	76,340	336,887	413,495

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2023 and 2022, totaled 278,170 and 253,600, respectively.

In addition, fees received by the Directors as of March 31, 2023 and 2022 amounted to 1,004,370 and 1,004,988, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	03/31/2023	12/31/2022
Board of Directors	21	22
Senior managers of the key management personnel	12	12
Total	33	34

16.	DEPOSITS

The composition of deposits as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Non-financial Public Sector	111,059,915	133,847,469
Financial sector	1,910,914	2,012,780
Non-financial Private Sector and Foreign Residents	1,351,367,438	1,441,054,695
Checking accounts	167,488,304	193,705,106
Saving accounts	423,068,911	510,959,453
Time deposits	739,869,262	692,683,866
Investment accounts	1,746,973	24,936,192
Other	19,193,988	18,770,078
Total	1,464,338,267	1,576,914,944

17.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Credit and debit card settlement - due to merchants	76,292,074	89,487,253
Amounts payable for other spot purchases pending settlement	31,956,085	17,937,785
Amounts payable for spot purchases of foreign currency pending settlement	20,985,949	19,538,557
Payment orders pending to foreign exchange settlement	7,383,806	6,930,002
Collections and other transactions on account and behalf of others	4,528,815	3,415,738
Finance leases liabilities	2,770,865	2,392,355
Amounts payable for spot purchases of government securities pending settlement	983,717	11,906,025
Other	8,105,905	12,842,128
Total	153,007,216	164,449,843

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2023 and December 31, 2022.

The expected terms to settle these obligations are as follows:

	03/31/2023
Composition	Within 12 months	Over 12 months	03/31/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	609
Letters of credits, guarantees and other commitments (1)	821,300		821,300	848,191
Commercial claims in progress (2)	442,804	190,198	633,002	602,100
Labor lawsuits	331,098	94,614	425,712	324,254
Pension funds - reimbursement	294,663	254,934	549,597	631,170
Other	11,861	723,974	735,835	896,370
Total	1,901,726	1,264,220	3,165,946	3,302,694

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 40.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Withholdings	17,089,112	19,312,503
Salaries, bonuses and payroll taxes payables	12,820,232	13,352,502
Taxes payables	9,123,373	9,387,288
Miscellaneous payables	4,159,381	3,596,632
Retirement pension payment orders pending settlement	1,140,458	1,369,362
Fees payable	289,493	835,154
Other	2,991,287	4,259,311
Total	47,613,336	52,112,752

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

20.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2023 and December 31, 2022:

03/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	297,608,616
Debt securities at fair value through profit or loss		273,612,403	13,348,811
Derivative financial instruments		455
Repo transactions		39,118,052
Other financial assets	13,501,970	55,022,852	13,964,032
Loans and other financing (1)	1,531,184	502,142,109	194,112,677
Other debt securities		731,578,534	82,412,759
Financial assets delivered as guarantee	32,386,968	5,111,437
Equity instruments at fair value through profit or loss	1,072,672
Total assets	346,101,410	1,606,585,842	303,838,279

Liabilities
Deposits	647,418,860	816,887,366	32,041
Financial liabilities at fair value through profit or loss		2,476,842
Derivative financial instruments		100,398
Repo transactions		4,486,445
Other financial liabilities		149,291,036	3,716,180
Financing received from the BCRA and other financial institutions		4,507,195
Issued corporate bonds		7,585	3,278,846
Subordinated corporate bonds		2,996,807	83,396,781
Total liabilities	647,418,860	980,753,674	90,423,848

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	304,439,346
Debt securities at fair value through profit or loss		232,111,893	24,809,253
Derivative financial instruments		52,222
Repo transactions		75,388,016
Other financial assets	13,938,819	42,285,434	14,312,981
Loans and other financing (1)	1,772,911	522,425,531	204,492,694
Other debt securities		834,635,715	63,147,756
Financial assets delivered as guarantee	37,274,786
Equity instruments at fair value through profit or loss	1,021,892
Total assets	358,447,754	1,706,898,811	306,762,684

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	779,469,627	797,420,145	25,172
Liabilities at fair value through profit or loss		640,345
Derivative financial instruments		2,886
Other financial liabilities		160,597,154	3,852,689
Financing received from the BCRA and other financial institutions		2,981,642
Issued corporate bonds		7,898	3,297,813
Subordinated corporate bonds		1,728,867	86,076,483
Total liabilities	779,469,627	963,378,937	93,252,157

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

21.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

22.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	Such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of March 31, 2023 and December 31, 2022, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

Description	03/31/2023	03/31/2022
Current income tax expense	4,782,208	1,076,359
Loss for deferred income taxes	388,185	1,974,417
Monetary effects	397,203	168,544
Income tax loss recorded in the statement of income	5,567,596	3,219,320
Income tax gain recorded in other comprehensive income	(353,031)	(342,081)
Total	5,214,565	2,877,239

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

23.	COMMISSIONS INCOME

Composition	03/31/2023	03/31/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	13,691,824	12,866,215
Commissions related to credit cards	7,973,631	7,583,910
Commissions related to insurance	1,309,301	1,334,386
Commissions related to securities value	575,383	437,825
Commissions related to trading and foreign exchange transactions	513,177	495,325
Commissions related to loans and other financing	79,665	94,871
Commissions related to financial guarantees granted	1,800	1,149
Performance obligations satisfied over certain time period
Commissions related to credit cards	107,867	197,230
Commissions related to trading and foreign exchange transactions	20,578	18,047
Commissions related to loans and other financing	18,721	103
Commissions related to obligations	464	468
Total	24,292,411	23,029,529

24.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2023	03/31/2022
Translation of foreign currency assets and liabilities into pesos	36,453,833	5,792,020
Income from foreign currency exchange	219,302	511,028
Total	36,673,135	6,303,048

25.	OTHER OPERATING INCOME

Composition	03/31/2023	03/31/2022
Services	3,140,650	2,746,765
Adjustments and interest from other receivables	919,766	627,392
Adjustments from other receivables with CER clauses	548,863	249,100
Other receivables for financial intermediation	126,864	413,698
Sale of investment in properties and other non-financial assets		26,320
Other	979,703	2,709,198
Total	5,715,846	6,772,473

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

26.	EMPLOYEE BENEFITS

Composition	03/31/2023	03/31/2022
Remunerations	15,818,782	13,626,686
Payroll taxes	4,023,266	3,141,905
Compensations and bonuses to employees	2,839,197	2,502,635
Employee services	786,866	773,038
Total	23,468,111	20,044,264

27.	ADMINISTRATIVE EXPENSES

Composition	03/31/2023	03/31/2022
Taxes	1,978,033	1,763,252
Maintenance, conservation and repair expenses	1,803,579	1,818,055
Armored truck, documentation and events	1,624,523	1,589,065
Other fees	1,261,671	1,039,156
Security services	1,114,330	1,168,002
Electricity and communications	1,065,393	1,112,569
Software	782,341	863,733
Advertising and publicity	476,443	518,560
Fees to directors and syndics	470,190	563,983
Representation, travel and transportation expenses	240,102	135,957
Stationery and office supplies	104,460	78,158
Insurance	96,506	135,241
Hired administrative services	83,485	78,128
Leases	45,736	57,127
Other	503,681	343,748
Total	11,650,473	11,264,734

28.	OTHER OPERATING EXPENSES

Composition	03/31/2023	03/31/2022
Turnover tax	13,993,971	11,339,648
From credit cards	5,149,418	4,886,225
Charges for other provisions	661,986	874,105
Deposit guarantee fund contributions	606,291	561,131
Other adjustments and interests for miscellaneous obligations	479,168	111,900
Insurance claims	229,513	109,893
Donations	206,448	255,985
Taxes	46,214	144,843
Loss from sale or impairment of investment in properties and other non-financial assets	45,101
Other	2,418,283	2,396,513
Total	23,836,393	20,680,243

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

29.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and deposits in banks	297,608,616	304,439,346	358,603,033	408,645,920
Debt Securities at fair value through profit or loss			180,776	11,524
Other debt securities	656,850,517	607,387,102	437,742,936	325,054,467
Loans and other financing	1,044,942	1,078,113	1,133,625	1,218,235
Total	955,504,075	912,904,561	797,660,370	734,930,146

30.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to March 31, 2023, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

31.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 30 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income. See additionally note 41.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which were paid during the fiscal year ended December 31, 2022 according to the schedule. Additionally, the balance of the dividends approved pending to be paid because they exceed the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing 22,18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceed the abovementioned limited, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

Finally, the Shareholders’ Meeting held on April 25, 2023, decided to distribute a cash dividend and/or a dividend in kind, in this case measured at market value, for an amount of 75,040,918, representing 117.36 pesos per share, prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments. See also note 41.

32.	DEPOSIT GUARANTEE INSURANCE

Law No, 24485 and Decree No, 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF), Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.6859% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12503 on March 22, 2023.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

33.	RESTRICTED ASSETS

As of March 31, 2023 and December 31, 2022, the following Bank’s assets are restricted:

Composition		03/31/2023	12/31/2022
Cash and Deposits in Banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	760	71
Subtotal Cash and Deposits in Banks		760	71

Debt securities at fair value through profit or loss and other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	4,167,968	5,771,399
•	Federal government bonds in dual currency at discount - Maturity: 07/21/2023 as of March 31, 2023 and Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	1,186,478	18,127
•	Letters of National Estate at discount in pesos – Maturity 05/31/2023 as of March 31, 2023 and Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023, as of December 31, 2022.	134,926	181,284
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	109,535	113,036
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of March 31, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	37,388	101,426
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of March 31, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	3,944	41,002
	Subtotal debt securities at fair value through profit or loss and other debt securities	5,640,239	6,226,274

Other financial assets
•	Interests derived from contributions made as protector partner (2).	2,420,625	2,938,082
•	Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	171,037	177,061
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	269,290	146,690
•	Sundry debtors – Other.	98,736	10,697
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,007
	Subtotal Other financial assets	2,960,515	3,273,537

Loans and other financing – non-financial private sector and foreign residents
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	14,100	6,208
	Subtotal loans and other financing	14,100	6,208

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		03/31/2023	12/31/2022
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	25,642,754	30,219,506
•	For securities forward contracts	5,111,437
•	Guarantee deposits related to credit and debit card transactions.	4,578,586	4,922,325
•	Other guarantee deposits.	2,165,628	2,132,955
	Subtotal Financial assets delivered as guarantee	37,498,405	37,274,786

Other non-financial assets
•	Real property related to a call option sold.	2,988,435	2,989,930
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	2,413	15,774
	Subtotal other non-financial assets	2,990,848	3,005,704
Total		49,104,867	49,786,580

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners withdrawals, to cover guarantees and other direct expenses.

(2)	As of March 31, 2023 and December 31, 2022, it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

34.	TRUST ACTIVITIES

The Bank is related to several types of trusts, The different trust agreements according to the business purpose sought by the Bank are disclosed below:

34.1 Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom, Confibono and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Confibono, Supercanal and Solidario de Infraestructura Nasa IV) and certificates of participation (Arfintech).

As of March 31, 2023 and December 31, 2022, debt securities and certificates of participation in financial trusts for investment, amounted to 635,897 and 1,157,552, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

34.2. Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 1,953 and 14,218, respectively.

34.3. Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 2,889,215 and 3,312,662, respectively.

34.4. Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 18,984,749 and 21,681,349, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

35.	COMPLIANCE WITH CNV REGULATIONS

35.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

35.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No, 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and Guarantee Entity (in the process of being registered), and is registered in the “List of Authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of March 31, 2023 stated in UVAs amounted to 2,898,708,425 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

35.1.2 Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such Company as of March 31, 2023 stated in UVAs amounted to 62,756,239 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, as result of the Company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

35.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds,

Additionally, the shareholders’ equity of this Company as of March 31, 2023 stated in UVAs amounted to 18,999,680 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

35.1.4 Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent,

Additionally, the shareholders’ equity of such Company as of March 31, 2023 stated in UVAs amounted to 1,038,997 an exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

35.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the five fiscal years ended. In compliance with CNV General Resolution No, 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31,5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

35.3 As depositary of mutual funds

As of March 31, 2023 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,247,988,309	14,651,935
Argenfunds Ahorro Pesos	131,172,740	3,359,436
Argenfunds Gestión Pesos	100,000	100
Argenfunds Infraestructura	32,143,884	59,932
Argenfunds Inversión Dólares	1,000	177
Argenfunds Inversión Pesos	1,700,000,000	1,936,696
Argenfunds Liquidez	8,634,473,795	34,183,863
Argenfunds Renta Argentina	159,037,501	3,473,175
Argenfunds Renta Balanceada	588,876,842	7,455,322
Argenfunds Renta Capital	17,625,973	3,747,571
Argenfunds Renta Crecimiento	4,166,026	841,036
Argenfunds Renta Dinámica	86,093,838,394	5,798,519
Argenfunds Renta Fija	299,024,867	10,374,659
Argenfunds Renta Flexible	136,970,768	1,113,531
Argenfunds Renta Global	201,719,347	2,025,639
Argenfunds Renta Mixta	1,199,757,949	1,798,617
Argenfunds Renta Mixta Plus	1,545,519	279,901
Argenfunds Renta Pesos	81,087,140	2,176,455
Argenfunds Renta Total	548,961,979	1,477,932
Argenfunds Renta Variable	272,791,751	21,757
Argenfunds Retorno Absoluto	202,139,415	1,068,283
Pionero Acciones	16,212,910	2,460,415
Pionero Ahorro Dólares	12,365,169	2,427,416
Pionero Argentina Bicentenario	424,876,097	3,223,015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Capital	376,276,153	929,729
Pionero Crecimiento	1,145,554,437	1,348,976
Pionero Desarrollo	5,742,658,493	8,259,625
Pionero Empresas FCI Abierto Pymes	210,915,095	2,803,001
Pionero FF	56,968,862	2,390,850
Pionero Gestión	2,001,934,552	7,198,628
Pionero Infraestructura	330,550,968	357,451
Pionero Pesos	1,472,303,114	31,630,097
Pionero Pesos Plus	16,164,757,669	208,878,306
Pionero Renta	57,166,197	9,182,628
Pionero Renta Ahorro	331,661,894	17,259,364
Pionero Renta Ahorro Plus	571,103,803	4,644,021
Pionero Renta Balanceado	9,686,522,033	19,590,715
Pionero Renta Estratégico	702,511,445	6,933,704
Pionero Renta Fija Dólares	3,031,214	439,949
Pionero Renta Mixta I	93,274,749	1,322,850
Pionero Retorno	3,837,907	5,422

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2023 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	181,264,323
Other debt securities
Government securities computable for the minimum cash requirements	221,602,623
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	25,642,754
Total	428,509,700

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

37.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of March 31, 2023:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA, on 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on Mr. Jorge Horacio Brito was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. Against such resolution, the Bank filed a Federal extraordinary appeal. As of the date of issuance of these condensed consolidated interim Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No, 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the file is still pending.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish) which, as of the date of issuance of these condensed consolidated interim Financial Statements, is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v, CNV on appealed administrative resolution” which as of the date of issuance of these condensed consolidated interim Financial Statements, is pending.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No, 41, whereby it resolved the lack of responsibility of Mr. Juan Martín Monge Varela, Luis Maria Blaquier and Mario Luis Vicens, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal submitted the file to the CSJN on 02/03/2022. As of the date of issuance of these condensed consolidated interim Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No, 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution, a direct appeal was filed to CNACAF which was dismissed. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/07/2021, the CNACAF dismissed the extraordinary appeal filed, passing the complaint appeal to CSJN. As of the date of issuance of these condensed consolidated interim Financial Statements, the petition file has not been resolved by the CSJN.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No, 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 08/18/2021, it was resolved to set the case for the production of evidence. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is on the final report stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 03/31/2023		03/31/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	86,393,588	87,805,350
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	3,286,431	3,305,711
Total						89,680,019	91,111,061

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2023 and December 31, 2022, is as follows:

Composition	03/31/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	885,417,668	882,521,600
Preferred and other collaterals received from customers (1)	219,887,175	228,250,998
Outstanding checks not yet paid	26,511,086	24,277,255
Checks already deposited and pending clearance	21,465,705	20,485,754

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax), As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal, The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim Financial Statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of March 31, 2023 was 26,053,296 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

According to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. Through Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, the BCRA allowed financial institutions, which had its authorization, to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments.

In addition, through Communiqué “A” 7659 the BCRA suspended the earnings distribution from January 1, 2023 up to December 31, 2023. Finally, through Communiqué “A” 7719, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the previous comments, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 considering that at the end of the fiscal year ended December 31, 2021, the Bank recorded a negative adjustment to unappropriated retained earnings as of December 31, 2021 for 8,920,325 (not restated) because the monetary effect accrued in relation to monetary items measured at fair value through other comprehensive income had been recorded in the previous period, resolved to distribute the unappropriated retained earnings for 18,202,171 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2021):

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information, see note 31.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As it is also mentioned in note 31, the Shareholders’ Meeting of Banco Macro SA held on April 25, 2023 decided to applied the unappropriated retained earnings for an amount of 43,175,125 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2022):

a)	8,607,704 to the legal reserve;

b)	808,505 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	33,758,916 to a Facultative reserve for future distribution of earnings.

In addition, the shareholders decided to partially applied the Facultative reserve for future distribution of dividends up to 75,040,918 to pay cash dividends and/or a dividend in kind prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 45 to the consolidated financial statements as of December 31, 2022, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2023, together with the integration thereof (computable equity) as of the end of such month:

Item	03/31/2023
Minimum capital requirements	123,584,765
Computable equity	643,566,219
Capital surplus	519,981,454

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities and generated a period with significative volatility for the market values of government and private financial instruments and a process of rescheduling maturities and swaps of certain government debt instruments started, In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.

Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation, including several voluntary swaps and the reached agreements regarding the country’s indebtedness with the International Monetary Fund and the Paris Club, among others. In particular, during March 2023, it was established that the jurisdictions, entities and funds related to the National Public Sector must proceed to the sale or auction of their holdings of certain national government securities denominated and payable in US dollars under domestic legislation. In turn, it was provided that the certain holdings of securities under foreign legislation held by such jurisdictions, entities and funds must be delivered in exchange to the National Treasury for the government securities issued. Finally, the issuance of government securities payable in Pesos of the National Treasury was authorized up to the amount necessary for the exchange.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 105% as of the date of issuance of these condensed consolidated interim Financial Statements.

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the residual effects of the pandemic declared for Coronavirus (COVID – 19) that recently has significantly affected the domestic and international economy activity and the military conflict between Russia and Ukraine in the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

44.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 59 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

COMMERCIAL	03/31/2023	12/31/2022
In normal situation	134,767,686	134,976,186
With senior “A” collateral and counter-collateral	14,459,047	17,530,660
With senior “B” collateral and counter-collateral	20,039,846	22,353,221
Without senior collateral or counter-collateral	100,268,793	95,092,305

Troubled	1,576,047	1,704,999
With senior “A” collateral and counter-collateral		87,445
With senior “B” collateral and counter-collateral	943,508	1,126,659
Without senior collateral or counter-collateral	632,539	490,895

With high risk of insolvency	796,584	981,502
With senior “A” collateral and counter-collateral		106,001
With senior “B” collateral and counter-collateral	701,156	723,413
Without senior collateral or counter-collateral	95,428	152,088

Subtotal Commercial	137,140,317	137,662,687

- 60 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

CONSUMER AND MORTGAGE	03/31/2023	12/31/2022
Performing	576,897,604	605,349,836
With senior “A” collateral and counter-collateral	37,389,618	40,195,991
With senior “B” collateral and counter-collateral	32,426,022	36,061,811
Without senior collateral or counter-collateral	507,081,964	529,092,034

Low risk	5,790,951	4,698,956
With senior “A” collateral and counter-collateral	99,493	72,282
With senior “B” collateral and counter-collateral	148,375	102,943
Without senior collateral or counter-collateral	5,543,083	4,523,731

Low risk - in special treatment	41,507	35,772
Without senior collateral or counter-collateral	41,507	35,772

Medium risk	3,741,935	3,216,924
With senior “A” collateral and counter-collateral	10,693	22,384
With senior “B” collateral and counter-collateral	96,713	83,024
Without senior collateral or counter-collateral	3,634,529	3,111,516

High risk	2,884,763	2,450,581
With senior “A” collateral and counter-collateral	18,833	27,642
With senior “B” collateral and counter-collateral	44,283	95,246
Without senior collateral or counter-collateral	2,821,647	2,327,693

Irrecoverable	1,294,355	1,098,094
With senior “A” collateral and counter-collateral	36,960	37,341
With senior “B” collateral and counter-collateral	203,541	173,743
Without senior collateral or counter-collateral	1,053,854	887,010

Subtotal consumer and mortgage	590,651,115	616,850,163
Total	727,791,432	754,512,850

- 61 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Financial Statements is listed below:

	03/31/2023	12/31/2022
Loans and other financing	697,785,970	728,691,136
Added:
Allowances for loans and other financing	14,021,449	13,393,407
Adjustment amortized cost and fair value	1,901,910	2,053,755
Debt securities of financial trust - Measured at amortized cost	328,133	375,379
Corporate bonds	1,225,436	1,264,809
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(260,676)	(190,684)
Guarantees provided and contingent liabilities	12,789,210	8,925,048
Total computable items	727,791,432	754,512,850

- 62 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	03/31/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	33,533,450	4.61	26,497,685	3.51
50 next largest customers	46,375,616	6.37	48,740,632	6.46
100 next largest customers	36,367,958	5.00	39,871,862	5.28
Other customers	611,514,408	84.02	639,402,671	84.75

Total (1)	727,791,432	100.00	754,512,850	100.00

(1) See reconciliation in Exhibit B.

- 63 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	1,018,497	129,178	97,797	173,868	266,766	117,222	1,803,436
Financial sector		659,446	563,679	151,495	324,159	587,285	295,160	2,581,224
Non-financial private sector and foreign residents	4,143,261	285,613,418	119,338,328	104,992,754	124,116,240	149,415,669	169,045,094	956,664,764
Total	4,143,369	287,291,361	120,031,185	105,242,046	124,614,267	150,269,720	169,457,476	961,049,424

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	131	1,648,831	699,673	126,652	227,625	356,324	210,481	3,269,717
Financial sector		59,792	80,530	680,100	247,739	372,186	113,705	1,554,052
Non-financial private sector and foreign residents	4,235,856	319,707,969	88,577,945	107,656,796	136,155,720	145,802,403	184,541,566	986,678,255
Total	4,235,987	321,416,592	89,358,148	108,463,548	136,631,084	146,530,913	184,865,752	991,502,024

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 64 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original						Depreciation of the period						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	value at the end of the period
Cost
Real property	115,893,655	50	26,101	24,757			13,795,028		2,989		649,983	14,442,022	101,452,977
Furniture and facilities	17,995,447	10	147,583				9,122,836			1	373,233	9,496,070	8,646,960
Machinery and equipment	26,127,969	5	484,995			301	18,663,294			(51)	842,029	19,505,272	7,107,993
Vehicles	3,499,775	5	358,011	94,140		(290)	2,777,228		78,658	(9)	89,367	2,787,928	975,428
Other	1,008	3				3	399			2	83	484	527
Work in progress	1,578,160		924,356										2,502,516
Right of use real property	9,887,015	5	269,363			(1,061)	6,623,118			(631)	417,155	7,039,642	3,115,675
Right of use furnitore		5	653,674								29,744	29,744	623,930
Total property, plant and equipment	174,983,029		2,864,083	118,897		(1,047)	50,981,903		81,647	(688)	2,401,594	53,301,162	124,426,006

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original						Depreciation for the fiscal year						Residual
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	113,651,848	50	724,939	148,719	1,665,587		11,424,070	(95,593)	25,556		2,492,107	13,795,028	102,098,627
Furniture and facilities	15,678,113	10	503,518	2,013	1,816,049	(220)	7,723,905	5	669	(177)	1,399,772	9,122,836	8,872,611
Machinery and equipment	22,299,100	5	2,555,107	6,806	1,280,788	(220)	15,395,067	(1,869)	6,523	(556)	3,277,175	18,663,294	7,464,675
Vehicles	3,168,690	5	547,732	214,859	(11,209)	9,421	2,598,256	(851)	140,410	17	320,216	2,777,228	722,547
Other	2,117	3				(1,109)	1,008			(1,288)	679	399	609
Work in progress	3,761,309		3,298,619		(5,481,768)								1,578,160
Right of use real property	8,952,159	5	1,055,723	117,099		(3,768)	4,997,070		72,665	(309)	1,699,022	6,623,118	3,263,897
Total property, plant and equipment	167,513,336		8,685,638	489,496	(730,553)	4,104	42,139,376	(98,308)	245,823	(2,313)	9,188,971	50,981,903	124,001,126

- 65 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original						Depreciation of the period					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	value at the end of the period
Cost
Leased properties	482,814	50					72,992			1,818	74,810	408,004
Other investment properties	10,508,195	50	509,884	22,215		2	339,541		11,259	62,432	390,714	10,605,152
Total investment property	10,991,009		509,884	22,215		2	412,533		11,259	64,250	465,524	11,013,156

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original						Depreciation for the fiscal year					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Leased properties	547,782	50	1,408		(66,376)		19,789	46,791		6,412	72,992	409,822
Other investment properties	1,668,753	50	12,144,601	32,042	(3,273,112)	(5)	134,434	(6,939)	2,796	214,842	339,541	10,168,654
Total investment property	2,216,535		12,146,009	32,042	(3,339,488)	(5)	154,223	39,852	2,796	221,254	412,533	10,578,476

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

- 66 -	Carlos A. Giovanelli Vice Chairperson

                        EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original					Depreciation of the period					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	value at the end of the period
Cost
Licenses	13,587,482	5	638,187			9,514,924			587,969	10,102,893	4,122,776
Other intangible assets	47,313,235	5	2,368,196	49		30,155,960		49	1,839,922	31,995,833	17,685,549
Total intangible assets	60,900,717		3,006,383	49		39,670,884		49	2,427,891	42,098,726	21,808,325

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original					Depreciation for the fiscal year					Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Licenses	11,881,161	5	1,596,769		109,552	7,267,933	4,110	0	2,242,881	9,514,924	4,072,558
Other intangible assets	38,565,308	5	8,885,867	40,851	(97,089)	23,249,772	(1,620)	1,599	6,909,407	30,155,960	17,157,275
Total intangible assets	50,446,469		10,482,636	40,851	12,463	30,517,705	2,490	1,599	9,152,288	39,670,884	21,229,833

- 67 -	Carlos A. Giovanelli Vice Chairperson

          EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	03/31/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	143,085,667	9.77	187,038,290	11.86
50 next largest customers	165,208,059	11.28	160,587,317	10.18
100 next largest customers	64,766,012	4.42	74,940,249	4.75
Other customers	1,091,278,529	74.53	1,154,349,088	73.21
Total	1,464,338,267	100.00	1,576,914,944	100.00

- 68 -	Carlos A. Giovanelli Vice Chairperson

              EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,289,880,439	193,877,023	8,694,582	2,546,840	73,772	3,656	1,495,076,312
From the non-financial government sector	104,232,312	7,365,016	1,228,071	5,922		1,697	112,833,018
From the financial sector	1,910,914						1,910,914
From the non-financial private sector and foreign residents	1,183,737,213	186,512,007	7,466,511	2,540,918	73,772	1,959	1,380,332,380
Liabilities at fair value through profit or loss	2,476,842						2,476,842
Derivative instruments	89,905		10,493				100,398
Repo transactions	4,506,489						4,506,489
Other financial institutions	4,506,489						4,506,489
Other Financial Liabilities	147,945,283	475,510	467,536	853,193	1,381,477	3,045,436	154,168,435
Financing received from the Central Bank of Argentina and other financial institutions	1,279,204	1,366,228	1,596,443	342,195			4,584,070
Issued corporate bonds		11,656	12,050	24,100	3,308,753		3,356,559
Subordinated corporate bonds		2,771,222		2,771,222	5,542,442	94,517,710	105,602,596
Total	1,446,178,162	198,501,639	10,781,104	6,537,550	10,306,444	97,566,802	1,769,871,701

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 69 -	Carlos A. Giovanelli Vice Chairperson

              EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,444,759,137	138,213,256	24,046,390	2,315,537	14,967	44,846	1,609,394,133
From the non-financial government sector	131,216,146	4,120,592	1,241,301	5,474			136,583,513
From the financial sector	2,012,780						2,012,780
From the non-financial private sector and foreign residents	1,311,530,211	134,092,664	22,805,089	2,310,063	14,967	44,846	1,470,797,840
Liabilities at fair value through profit or loss	640,345						640,345
Derivative instruments	2,087	799					2,886
Other Financial Liabilities	159,193,079	518,923	471,192	896,566	1,491,979	3,446,239	166,017,978
Financing received from the Central Bank of Argentina and other financial institutions	355,923	629,914	1,968,281	54,742			3,008,860
Issued corporate bonds		12,142	11,746	24,283	3,346,251		3,394,422
Subordinated corporate bonds			2,860,143	2,860,143	5,720,285	97,550,528	108,991,099
Total	1,604,950,571	139,375,034	29,357,752	6,151,271	10,573,482	101,041,613	1,891,449,723

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 70 -	Carlos A. Giovanelli Vice Chairperson

                  EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2023
Provisions for eventual commitments	848,191	130,005			(156,896)	821,300
For administrative, disciplinary and criminal penalties	609				(109)	500
Other	2,453,894	531,981		184,068	(457,661)	2,344,146
Total provisions	3,302,694	661,986		184,068	(614,666)	3,165,946

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	808,846	584,330			(544,985)	848,191
For administrative, disciplinary and criminal penalties	1,183				(574)	609
Other	3,082,576	3,198,936		2,173,221	(1,654,397)	2,453,894
Total provisions	3,892,605	3,783,266		2,173,221	(2,199,956)	3,302,694

- 71 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Item	03/31/2023					12/31/2022
	Total parent company and local	Total per currency				Total
	branches	US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	241,283,112	239,310,116	1,358,616	48,734	565,646	256,409,440
Debt securities at fair value through profit or loss (1)	278,146,212	278,146,212				216,605,816
Other financial assets	21,092,214	21,091,617	597			19,080,693
Loans and other financing	52,030,005	52,030,005				43,750,843
From the non-financial private sector and foreign residents	52,030,005	52,030,005				43,750,843
Other debt securities	39,937,827	39,937,827				65,534,438
Financial assets delivered as guarantee	5,869,154	5,855,551	13,603			5,962,315
Equity Instruments at fair value through profit or loss	196,243	196,243				194,041
Total assets	638,554,767	636,567,571	1,372,816	48,734	565,646	607,537,586
Liabilities
Deposits	204,698,469	204,244,093	454,376			208,187,885
Non-financial government sector	8,063,278	8,063,278				7,502,481
Financial sector	1,651,080	1,651,080				1,703,400
Non-financial private sector and foreign residents	194,984,111	194,529,735	454,376			198,982,004
Liabilities at fair value through profit or loss	2,476,842	2,476,842				640,345
Other financial liabilities	20,880,261	20,582,399	257,941		39,921	19,597,252
Financing from Central Bank of Argentina and other financial institutions	4,456,171	4,456,171				2,918,700
Issued corporate bonds	3,286,431	3,286,431				3,305,711
Subordinated corporate bonds	86,393,588	86,393,588				87,805,350
Other non-financial liabilities	131,926	131,926				65,813
Total liabilities	322,323,688	321,571,450	712,317		39,921	322,521,056

(1)	Mainly includes, Federal government bonds in dual currency at discount to 189,676,015 and Federal government treasury bonds linked to dolar linked dollar is 71,614,348.

- 72 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	12,908,127	2,865,225
(Loss) / Gain from private securities	(3,054,799)	307,972
Gain from derivative financial instruments
Forward transactions	194,481
Gain / (Loss) from other financial assets	16,958	(5,155)
Gain from equity instruments at fair value through profit or loss (1)	50,892	7,805,891
(Loss) / Gain from sales or decreases of financial assets at fair value	(503,834)	2,055,270
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(416,939)
Total	9,194,886	13,029,203

(1) Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 73 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Interest income
for cash and bank deposits	550,377	5,790
for government securities	111,257,098	3,326,557
for private securities	98,337	51,329
for loans and other financing
Non-financial public sector	387,107	564,420
Financial sector	106,453	188,238
Non-financial private sector
Overdrafts	9,338,654	5,176,969
Documents	9,081,032	6,232,692
Mortgage loans	11,004,103	9,549,877
Pledge loans	801,834	1,058,814
Personal loans	25,947,766	28,199,817
Credit cards	18,187,106	10,380,261
Financial leases	115,229	93,380
Other	11,167,322	7,677,021
for repo transactions
Central Bank of Argentina	6,712,679	811,784
Other financial institutions	16,090	71,168
Total	204,771,187	73,388,117
Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(5,910,328)	(879,841)
Saving accounts	(1,281,113)	(802,998)
Time deposits and investments accounts	(120,579,318)	(50,974,023)
for Financing received from Central Bank of Argentina and other financial institutions	(212,379)	(90,964)
for repo transactions
Other financial Institutions	(1,240,270)	(443,582)
for other financial liabilities	(372,892)	(91,220)
for issued corporate bonds	(16,074)	(228,346)
for other subordinated corporate bonds	(1,343,504)	(1,483,684)
Total	(130,955,878)	(54,994,658)

- 74 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
value through other comprehensive income	Quarter ended 03/31/2023	Quarter ended 03/31/2023	Quarter ended 03/31/2022	Quarter ended 03/31/2022
for debt government securities	23,846,746	(1,880,529)	67,264,953	(3,312,595)
Total	23,846,746	(1,880,529)	67,264,953	(3,312,595)

	Income of the period
Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Commissions income
Commissions related to obligations	13,692,288	12,866,683
Commissions related to credits	98,386	94,974
Commissions related to loans commitments and financial guarantees	1,800	1,149
Commissions related to securities value	575,383	437,825
Commissions for credit cards	8,081,498	7,781,140
Commissions for insurances	1,309,301	1,334,386
Commissions related to trading and foreign exchange transactions	533,755	513,372
Total	24,292,411	23,029,529
Commissions expenses
Commissions related to trading with debt securties	(30,495)	(3,558)
Commissions related to trading and foreign exchange transactions	(103,281)	(73,407)
Other
Commissions paid ATM exchange	(1,429,986)	(1,473,476)
Checkbooks commissions and clearing houses	(475,240)	(383,542)
Credit cards and foreign trade commissions	(221,492)	(225,851)
Total	(2,260,494)	(2,159,834)

- 75 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Movements between stages of the period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	03/31/2023
Other financial assets	110,826	21,132			(21,196)	110,762
Loans and other financing	13,393,407	660,630	810,009	1,764,455	(2,607,052)	14,021,449
Other financial institutions	9,910	4,537			(2,072)	12,375
To the non-financial private sector and foreign residents
Overdrafts	641,369	96,248	(11,426)	161,530	(130,949)	756,772
Documents	689,217	91,157	9,966	19,528	(131,098)	678,770
Mortgage loans	1,453,382	119,264	19,862	111,428	(276,193)	1,427,743
Pledge loans	230,852	102,018	6,015	(8,990)	(47,826)	282,069
Personal loans	5,049,052	(139,465)	189,946	888,499	(964,077)	5,023,955
Credit cards	3,366,855	34,898	565,854	471,876	(672,682)	3,766,801
Financial leases	26,338	(3,551)	821	29,418	(6,484)	46,542
Other	1,926,432	355,524	28,971	91,166	(375,671)	2,026,422
Eventual commitments	848,191	85,764	47,678		(160,333)	821,300
Other debt securities	969	1,087			(247)	1,809
Total of allowances	14,353,393	768,613	857,687	1,764,455	(2,788,828)	14,955,320

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	62,714	101,522			(53,410)	110,826
Loans and other financing	22,838,499	2,881,254	(2,991,148)	1,625,106	(10,960,304)	13,393,407
Other financial institutions	8,656	5,301			(4,047)	9,910
To the non-financial private sector and foreign residents
Overdrafts	1,679,670	319,825	5,448	(676,256)	(687,318)	641,369
Documents	2,280,189	(37,770)	(556,935)	23,947	(1,020,214)	689,217
Mortgage loans	4,738,210	345,024	(2,950,776)	1,038,511	(1,717,587)	1,453,382
Pledge loans	292,982	113,999	(21,278)	(15,925)	(138,926)	230,852
Personal loans	5,882,075	1,208,987	643,245	666,537	(3,351,792)	5,049,052
Credit cards	3,830,187	808,576	648,668	388,472	(2,309,048)	3,366,855
Financial leases	34,666	16,064	44	(5,717)	(18,719)	26,338
Other	4,091,864	101,248	(759,564)	205,537	(1,712,653)	1,926,432
Eventual commitments	808,846	525,705	116,778		(603,138)	848,191
Other debts securities	1,287	471			(789)	969
Total of allowances	23,711,346	3,508,952	(2,874,370)	1,625,106	(11,617,641)	14,353,393

- 76 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	03/31/2023	12/31/2022
ASSETS
Cash and Deposits in Banks	9		287,624,265	292,172,683
Cash			35,187,490	33,612,152
Central Bank of Argentina			181,264,323	174,718,240
Other Local and Foreign Entities			71,158,885	83,827,539
Other			13,567	14,752
Debt Securities at fair value through profit or loss	9	A	268,098,001	239,492,465
Derivative Financial Instruments	9		455	52,222
Repo transactions	9		39,118,052	75,388,016
Other Financial Assets	5, 7 and 9	R	52,439,132	52,662,518
Loans and other financing	6, 7 and 9	B, C, D and R	697,033,198	728,417,099
Non-financial Public Sector			1,409,863	2,686,553
Other Financial Entities			1,856,903	1,128,868
Non-financial Private Sector and Foreign Residents			693,766,432	724,601,678
Other Debt Securities	7 and 9	A and R	800,333,776	887,989,783
Financial Assets delivered as guarantee	9 and 30		36,808,060	36,636,596
Equity Instruments at fair value through profit or loss	8 and 9	A	908,745	859,357
Investment in subsidiaries, associates and joint arrangements	11		23,769,148	21,669,885
Property, plant and equipment		F	124,349,482	123,912,324
Intangible Assets		G	21,593,417	21,087,381
Other Non-financial Assets	12		13,887,602	13,991,803
Non-current Assets held for sale			10,530,398	10,780,918
TOTAL ASSETS			2,376,493,731	2,505,113,050

- 77 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	03/31/2023	12/31/2022
LIABILITIES
Deposits	9 and 14	H and I	1,453,131,232	1,567,778,777
Non-financial Public Sector			111,059,915	133,847,469
Financial Sector			1,910,914	2,012,780
Non-financial Private Sector and Foreign Residents			1,340,160,403	1,431,918,528
Derivative Financial Instruments	9	I	100,398	2,886
Repo Transactions	9	I	4,486,445
Other Financial Liabilities	9 and 15	I	118,055,965	139,877,427
Financing received from the Central Bank of Argentina and other financial institutions	9	I	4,506,639	2,981,069
Issued Corporate Bonds	9 and 35	I	3,546,892	3,656,522
Current Income Tax Liabilities	20		8,978,297	10,902,187
Subordinated Corporate Bonds	9 and 35	I	86,599,261	87,981,313
Provisions	16	J and R	3,149,705	3,290,225
Deferred Income Tax Liabilities			16,410,094	16,093,778
Other Non-financial Liabilities	17		44,827,715	48,779,723
TOTAL LIABILITIES			1,743,792,643	1,881,343,907
SHAREHOLDERS’ EQUITY
Capital Stock	28	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			213,790,374	213,790,374
Earnings Reserved			344,313,270	344,313,270
Unappropriated Retained Earnings			52,558,097	166,294
Accumulated Other Comprehensive Income			(793,074)	38,208
Net Income of the period / fiscal year			9,763,227	52,391,803
TOTAL SHAREHOLDERS’ EQUITY			632,701,088	623,769,143
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			2,376,493,731	2,505,113,050

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 78 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

(Translation of the Financial statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Interest income		Q	228,108,335	140,413,379
Interest expense		Q	(130,622,264)	(54,907,354)
Net Interest Income			97,486,071	85,506,025

Commissions income	21	Q	23,867,514	22,737,866
Commissions expense		Q	(1,838,559)	(1,789,002)
Net Commissions Income			22,028,955	20,948,864
Subtotal (Net Interest income plus Net Commissions income)			119,515,026	106,454,889
Net gain from measurement of financial instruments at fair value through profit or loss		Q	5,450,789	11,844,325
Profit from sold or derecognized assets at amortized cost			60
Differences in quoted prices of gold and foreign currency	22		36,347,407	6,388,577
Other operating income	23		4,128,379	5,165,788
Allowances for loan losses			(3,468,582)	(1,521,487)
Net Operating Income			161,973,079	128,332,092

Employee benefits	24		(22,761,747)	(19,608,723)
Administrative expenses	25		(11,174,219)	(11,028,356)
Depreciation and amortization of fixed assets		F and G	(4,813,408)	(4,413,405)
Other Operating Expenses	26		(23,239,836)	(20,667,483)
Operating Income			99,983,869	72,614,125
Income from subsidiaries, associates and joint arrangements	11		1,244,310	843,227
Loss on net monetary position			(86,656,842)	(58,480,814)
Income before tax on continuing operations			14,571,337	14,976,538
Income tax on continuing operations	20 b)		(4,808,110)	(2,678,500)
Net Income from continuing operations			9,763,227	12,298,038
Net Income of the period			9,763,227	12,298,038

- 79 -	Carlos A. Giovanelli Vice Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

(Translation of the Financial statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Net Profit attributable to Parent’s shareholders	9,763,227	12,298,038
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	9,763,227	12,298,038
Weighted average of outstanding common shares of the period	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,413	639,413
Basic earnings per share (in pesos)	15.2690	19.2333

- 80 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

(Translation of the Financial statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	Exhibits	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Net Income of the period			9,763,227	12,298,038
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(211,961)	(527,321)
Foreign currency translation differences of the period			(211,961)	(527,321)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(655,628)	(635,294)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(1,916,836)	(3,254,628)
Adjustment for reclassification of the period			908,177	2,277,253
Income tax	20.b)		353,031	342,081
Interest in Other Comprehensive Income / (Loss) of associates and joint ventures accounted for using the participation method			36,307	(57,967)
Income / (Loss) for the fiscal year from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			36,307	(57,967)
Total Other Comprehensive Loss that will be reclassified to profit or loss			(831,282)	(1,220,582)
Total Other Comprehensive Loss			(831,282)	(1,220,582)
Total Comprehensive Income of the period			8,931,945	11,077,456

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 81 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	213,790,374	547,873	(509,665)	123,492,083	220,821,187	52,558,097	623,769,143
Total comprehensive income of the period
- Net income of the period									9,763,227	9,763,227
- Other comprehensive loss of the period					(211,961)	(619,321)				(831,282)
Amount at the end of the period		639,413	12,429,781	213,790,374	335,912	(1,128,986)	123,492,083	220,821,187	62,321,324	632,701,088

  CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	213,790,374	1,423,115	5,382,088	114,859,656	174,022,226	43,162,129	565,708,782
Total comprehensive income of the period
- Net income of the period									12,298,038	12,298,038
- Other comprehensive loss of the period					(527,321)	(693,261)				(1,220,582)
Amount at the end of the period		639,413	12,429,781	213,790,374	895,794	4,688,827	114,859,656	174,022,226	55,460,167	576,786,238

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 82 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	03/31/2023	03/31/2022
Cash flows from operating activities
Income of the period before income tax		14,571,337	14,976,538
Adjustment for the total monetary effect of the period		86,656,842	58,480,814
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		4,813,408	4,413,405
Allowance for loan losses		3,468,582	1,521,487
Difference in quoted prices of foreign currency		(24,285,553)	(13,480,128)
Other adjustments		64,253,666	26,490,594
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(28,605,536)	11,691,499
Derivative financial instruments		51,767	3,073
Repo transactions		36,269,964	74,471,421
Loans and other financing
Non-financial Public Sector		1,276,690	1,364,087
Other Financial Entities		(728,035)	2,133,013
Non-financial Private Sector and Foreign Residents		27,366,664	66,638,367
Other debt securities		133,214,655	(73,292,942)
Financial assets delivered as guarantee		(171,464)	(22,901,356)
Equity instruments at fair value through profit or loss		(49,388)	4,168,366
Other assets		(1,400,040)	31,633,883
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial Public Sector		(22,787,554)	27,351,323
Financial Sector		(101,866)	(167,275)
Non-financial Private Sector and Foreign Residents		(91,758,125)	(37,973,956)
Derivative financial instruments		97,512	9,221
Repo transactions		4,486,445	24,216,929
Other liabilities		(26,283,975)	(47,585,260)
Income Tax Payments		(3,050,211)
Total cash from operating activities (A)		177,305,785	154,163,103

- 83 -	Carlos A. Giovanelli Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Items	Notes	03/31/2023	03/31/2022
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(5,012,960)	(2,994,951)
Total cash used in investing activities (B)		(5,012,960)	(2,994,951)

Cash flows from financing activities

Payments:
Non-subordinated corporate bonds		(12,551)
Other payments related to financing activities		(415,591)	(255,667)
Collections / Incomes:
Financing to local financial entities		1,611,301	3,092,086
Total cash used in financing activities (C)		1,183,159	2,836,419
Effect of exchange rate fluctuations (D)		39,634,085	20,906,202
Monetary effect on cash and cash equivalents (E)		(172,099,839)	(109,729,203)
Net increase in cash and cash equivalents (A+B+C+D+E)		41,010,230	65,181,570
Restated Cash and cash equivalents at the beginning of the fiscal year	27	890,513,474	713,286,157
Cash and cash equivalents at the end of the period	27	931,523,704	778,467,727

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 84 -	Carlos A. Giovanelli Vice Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, this is a structured entity in which the Bank has control.

During 2022, 2021 and 2020 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). See also note 1 to the condensed consolidated interim Financial Statements.

On May 17, 2023, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	In March 2022, the Bank’s holding in Prisma Medios de Pago SA (Prisma) were transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the three-month period ended March 31, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of March 31, 2022.

c)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income of the period ended March 31, 2023, would have recorded a decrease in “other operating income” for an amount of 353,926 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 734,550, and as a counterpart a decrease in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the three-month period ended March 31, 2023.

Applicable Accounting Standards

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in note 10, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of March 31, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	03/31/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	693,868,495	814,281,350
Guarantees granted (1)	8,458,510	6,321,754
Overdraft and unused agreed commitments (1)	2,373,837	746,577
Subtotal	704,700,842	821,349,681
Less: Allowance for ECL	(805,059)	(835,722)
Total	703,895,783	820,513,959

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 31,303 and 44,933 as of March 31, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 159,684 and 552,065 as of March 31, 2023 and December 31, 2022, respectively,

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Sundry debtors (see note 8)	30,776,962	32,499,699
Receivables from spot sales of foreign currency pending settlement	20,970,944	19,479,890
Receivables from spot sales of government securities pending settlement	339,531	267,795
Private securities	55,142	60,154
Other	407,315	465,806
Subtotal	52,549,894	52,773,344
Less: Allowances for ECL	(110,762)	(110,826)
Total	52,439,132	52,662,518

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Non-financial Public Sector (1)	1,409,863	2,686,553
Other Financial Entities	1,856,903	1,128,868
Other Financial Entities	1,869,278	1,138,778
Less: allowance for ECL	(12,375)	(9,910)
Non-financial Private Sector and Foreign Residents	693,766,432	724,601,678
Overdrafts	53,784,081	59,932,944
Documents	100,150,287	98,726,003
Mortgage loans	71,414,283	75,359,519
Pledge loans	10,968,997	11,663,515
Personal loans	160,793,464	173,504,702
Credit cards	216,178,489	232,239,948
Financial leases	1,345,129	1,688,186
Other	93,124,978	84,855,186
Less: allowance for ECL	(13,993,276)	(13,368,325)
Total	697,033,198	728,417,099

(1) As explained in note 3, ECL are not calculated to public sector exposures.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

8.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of March 31, 2023 and December 31, 2022, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA, see also note 10 to the condensed consolidated interim Financial Statements.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 11 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of March 31, 2023 and December 31, 2022:

	Financial assets and financial liabilities measured at fair value
	on a recurring basis as of March 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	268,098,001	267,441,412		656,589
Derivative financial instruments	455	234	221
Other financial assets	55,142			55,142
Financial assets delivered as guarantee	1,791,980	1,791,980
Equity instruments at fair value through profit or loss	908,745	26,528		882,217

At fair value through OCI
Other debt Securities	75,160,995	75,160,995
Financial assets delivered as guarantee	3,319,457	3,319,457
Total	349,334,775	347,740,606	221	1,593,948

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value
	on a recurring basis as of March 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	100,398	100,079	319
Total	100,398	100,079	319

	Financial assets and financial liabilities measured at fair value
	on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	239,492,465	238,236,353		1,256,112
Derivatives financial instruments	52,222	23,364	28,858
Other financial assets	60,154			60,154
Equity instruments at fair value through profit or loss	859,357	25,511		833,846

At fair value through OCI
Other debt Securities	158,089,831	158,089,831
Total	398,554,029	396,375,059	28,858	2,150,112

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	2,886	2,886
Total	2,886	2,886

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

	As of March 31, 2023
			Equity instruments
			at fair value
Reconciliation	Debt instruments	Other financial assets	through profit or loss
Amount at the beginning	1,256,112	60,154	833,846
Transfers to Level 3
Transfers from Level 3
Profit and loss	195,593	(279)	197,303
Recognition and derecognition	(570,178)	7,087
Monetary effects	(224,938)	(11,820)	(148,932)
Amount at the end of the period	656,589	55,142	882,217

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
			Equity instruments
		Other financial	at fair value
Reconciliation	Debt instruments	assets	through profit or loss
Amount at the beginning	2,648,116	73,559	5,008,120
Transfers to Level 3
Transfers from Level 3
Profit and loss	890,158	6,164	4,377
Recognition and derecognition	(976,251)	25,638	(3,053,093)
Monetary effects	(1,305,911)	(45,207)	(1,125,558)
Amount at the end of the fiscal year	1,256,112	60,154	833,846

Note 11 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period or fiscal year, as applicable.

As of March 31, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2023 and December 31, 2022:

	03/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	287,624,265	287,624,265			287,624,265
Repo transactions	39,118,052	39,118,052			39,118,052
Other financial assets	52,383,990	52,383,990			52,383,990
Loans and other financing	697,033,198			631,734,848	631,734,848
Other debt securities	725,172,781	618,271,886	81,591,491	24,657,989	724,521,366
Financial assets delivered as guarantee	31,696,623	31,696,623			31,696,623
Total	1,833,028,909	1,029,094,816	81,591,491	656,392,837	1,767,079,144

Financial liabilities
Deposits	1,453,131,232	648,272,327		803,151,129	1,451,423,456
Repo transactions	4,486,445	4,486,445			4,486,445
Other financial liabilities	118,055,965	112,987,146	5,126,960		118,114,106
Financing received from the BCRA and other financial institutions	4,506,639	4,417,755	51,995		4,469,750
Issued corporate bonds	3,546,892		3,494,576		3,494,576
Subordinated corporate bonds	86,599,261		69,224,448		69,224,448
Total	1,670,326,434	770,163,673	77,897,979	803,151,129	1,651,212,781

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	292,172,683	292,172,683			292,172,683
Repo transactions	75,388,016	75,388,016			75,388,016
Other financial assets	52,602,364	52,602,364			52,602,364
Loans and other financing	728,417,099			635,369,471	635,369,471
Other debt securities	729,899,952	622,932,157	100,635,729	117,233	723,685,119
Financial assets delivered as guarantee	36,636,596	36,636,596			36,636,596
Total	1,915,116,710	1,079,731,816	100,635,729	635,486,704	1,815,854,249

Financial liabilities
Deposits	1,567,778,777	781,754,500		784,737,152	1,566,491,652
Other financial liabilities	139,877,427	134,643,089	5,322,022		139,965,111
Financing received from the BCRA and other financial institutions	2,981,069	2,899,849	62,682		2,962,531
Issued corporate bonds	3,656,522		3,570,987		3,570,987
Subordinated corporate bonds	87,981,313		71,805,727		71,805,727
Total	1,802,275,108	919,297,438	80,761,418	784,737,152	1,784,796,008

10.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control. Details generated by this transaction are described in note 12 to the condensed consolidated interim Financial Statements.

11.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 13 to the condensed consolidated interim Financial Statements.

12.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Investment property (see Exhibit F)	10,057,495	9,685,859
Advanced prepayments	3,156,132	2,806,735
Tax advances	616,441	1,449,733
Other	57,534	49,476
Total	13,887,602	13,991,803

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member),

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee,

As of March 31, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

	As of March 31, 2023
	Main subsidiaries
		Macro	Macro				Key	Other
	Macro Bank	Securities	Fondos	Argenpay	Fintech		management	related
	Limited	SAU	SGFCISA	SAU	SGR	Associates	personnel (1)	parties	Total
Assets
Cash and deposits in banks	1,675								1,675
Other financial assets					2,793,910				2,793,910
Loans and other financing (2)
Documents								36,176	36,176
Overdraft							2,043	1,419,106	1,421,149
Credit cards							126,892	35,258	162,150
Lease								64,406	64,406
Personal loans							708		708
Mortgage loans							613,118		613,118
Other loans (3)		2,113,739					175,189	2,509,657	4,798,585
Guarantee granted								3,150,008	3,150,008
Total assets	1,675	2,113,739			2,793,910		917,950	7,214,611	13,041,885

Liabilities
Deposits		3,224,547	78,343	150,282	84	95,220	912,957	613,105	5,074,538
Other financial liabilities							711	33,262	33,973
Issued corporate bonds		49,202	211,259						260,461
Subordinated corporate bonds					205,673				205,673
Other non-financial liabilities								25,655	25,655
Total liabilities		3,273,749	289,602	150,282	205,757	95,220	913,668	672,022	5,600,300

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of March 31, 2023 for Macro Securities SAU, key management personnel and other related parties amounted to 4,903,418, 1,234,509 and 9,890,238, respectively.

(3)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries
		Macro	Macro				Key	Other
	Macro Bank	Securities	Fondos	Argenpay	Fintech		management	related
	Limited	SAU	SGFCISA	SAU	SGR	Associates	personnel (1)	parties	Total
Assets
Cash and deposits in banks	1,727								1,727
Other financial assets					3,672,708				3,672,708
Loans and other financing (2)
Overdraft							68,476	512,404	580,880
Credit cards							198,683	60,647	259,330
Lease								81,178	81,178
Personal loans							1,415		1,415
Mortgage loans							660,498		660,498
Other loans (3)		2,572,659					184,849	1,704,400	4,461,908
Guarantee granted								1,874,704	1,874,704
Total assets	1,727	2,572,659			3,672,708		1,113,921	4,233,333	11,594,348

Liabilities
Deposits		3,574,433	79,556	70,773	141	103,119	1,220,144	1,456,270	6,504,436
Other financial liabilities							624	14,209	14,833
Issued corporate bonds		133,023	217,788						350,811
Subordinated corporate bonds					175,963				175,963
Other non-financial liabilities								24,609	24,609
Total liabilities		3,707,456	297,344	70,773	176,104	103,119	1,220,768	1,495,088	7,070,652

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, key management personnel and other related parties amounted to 5,512,558, 3,086,490, 1,543,390 and 20,499,932, respectively.

(3)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with governments securities.

Profit or loss related to transactions generated during the three-month periods ended March 31, 2023 and 2022 with related parties are as follows:

	As of March 31, 2023
	Main subsidiaries
		Macro	Macro				Key	Othe
	Macro Bank	Securities	Fondos	Argenpay	Fintech		management	related
	Limited	SAU	SGFCISA	SAU	SGR	Associates	personnel (1)	parties	Total
Income / (loss)
Interest income		819					105,853	362,832	469,504
Interest expense						(8,177)	(26,596)	(20,142)	(54,915)
Commissions income		11,491	50		292	232	47	6,697	18,809
Commissions expense					(4,879)		(12)		(4,891)
Other operating income		26,066		13	422,414			18	448,511
Administrative expense								(270,783)	(270,783)
Other operating expense								(17,504)	(17,504)
Total Income / (loss)		38,376	50	13	417,827	(7,945)	79,292	61,118	588,731

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of March 31, 2022
	Main subsidiaries
		Macro	Macro				Key	Other
	Macro Bank	Securities	Fondos	Argenpay	Fintech		management	related
	Limited	SAU	SGFCISA	SAU	SGR	Associates	personnel (1)	parties	Total
Income / (loss)
Interest income		1,851					106,218	470,654	578,723
Interest expense						(5,199)	(30,111)	(2,419)	(37,729)
Commissions income		782	51		304	72	8	14,873	16,090
Commissions expense							(10)	(501)	(511)
Other operating income	2	2,374		31				16	2,423
Administrative expense								(140,599)	(140,599)
Other operating expense								(26,981)	(26,981)
Total Income / (loss)	2	5,007	51	31	304	(5,127)	76,105	315,043	391,416

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2023 and 2022, totaled 211,381 and 195,723, respectively.

In addition, fees received by the Directors as of March 31, 2023 and 2022 amounted to 881,256 and 959,860, respectively,

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	03/31/2023	12/31/2022
Board of Directors	11	12
Senior managers of the key management personnel	11	11
Total	22	23

14.	DEPOSITS

The composition of deposits as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Non-financial Public Sector	111,059,915	133,847,469
Financial sector	1,910,914	2,012,780
Non-financial Private Sector and Foreign Residents	1,340,160,403	1,431,918,528
Checking accounts	155,003,324	182,196,753
Saving accounts	425,442,588	514,086,399
Time deposits	738,773,530	691,929,106
Investment accounts	1,746,973	24,936,192
Other	19,193,988	18,770,078
Total	1,453,131,232	1,567,778,777

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

15.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Credit and debit card settlement - due to merchants	76,292,074	89,487,253
Amounts payable for spot purchases of foreign currency pending settlement	20,985,949	19,538,557
Payment orders pending to foreign exchange settlement	6,110,304	6,283,091
Collections and other transactions on account and behalf of others	4,528,706	3,415,605
Finance leases liabilities	2,765,077	2,380,206
Amounts payable for spot purchases of government securities pending settlement	983,717	11,906,025
Other	6,390,138	6,866,690
Total	118,055,965	139,877,427

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of March 31, 2023 and December 31, 2022.

The expected terms to settle these obligations are as follows:

	03/31/2023
Composition	Within 12 months	Over 12 months	03/31/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	609
Letters of credits, guarantees and other commitments (1)	805,059		805,059	835,722
Commercial claims in progress (2)	442,804	190,198	633,002	602,100
Labor lawsuits	331,098	94,614	425,712	324,254
Pension funds - reimbursement	294,663	254,934	549,597	631,170
Other	11,861	723,974	735,835	896,370
Total	1,885,485	1,264,220	3,149,705	3,290,225

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 37.2.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Withholdings	16,949,911	19,178,833
Salaries, bonuses and payroll taxes payables	12,515,814	12,975,980
Taxes payables	9,123,373	9,387,288
Miscellaneous payables	3,934,741	3,397,316
Retirement pension payment orders pending settlement	1,140,458	1,369,362
Fees payable	100,065	681,859
Other	1,063,353	1,789,085
Total	44,827,715	48,779,723

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2023 and December 31, 2022:

03/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	287,624,265
Debt securities at fair value through profit or loss		266,220,702	1,877,299
Derivative financial instruments		455
Repo transactions		39,118,052
Other financial assets	10,944,641	27,530,459	13,964,032
Loans and other financing (1)	1,531,184	501,389,337	194,112,677
Other debt securities		718,627,456	81,706,320
Financial assets delivered as guarantee	31,696,623	5,111,437
Equity instruments at fair value through profit or loss	908,745
Total assets	332,705,458	1,557,997,898	291,660,328

Liabilities
Deposits	637,307,557	815,791,634	32,041
Derivative financial instruments		100,398
Repo transactions		4,486,445
Other financial liabilities		114,424,967	3,630,998
Financing received from the BCRA and other financial institutions		4,506,639
Issued corporate bonds		8,186	3,538,706
Subordinated corporate bonds		3,003,941	83,595,320
Total liabilities	637,307,557	942,322,210	90,797,065

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	292,172,683
Debt securities at fair value through profit or loss		223,291,971	16,200,494
Derivative financial instruments		52,222
Repo transactions		75,388,016
Other financial assets	12,183,668	26,165,869	14,312,981
Loans and other financing (1)	1,772,911	522,151,494	204,492,694
Other debt securities		825,514,535	62,475,248
Financial assets delivered as guarantee	36,636,596
Equity instruments at fair value through profit or loss	859,357
Total assets	343,625,215	1,672,564,107	297,481,417

Liabilities
Deposits	771,088,220	796,665,385	25,172
Derivative financial instruments		2,886
Other financial liabilities		136,024,738	3,852,689
Financing received from the BCRA and other financial institutions		2,981,069
Issued corporate bonds		8,737	3,647,785
Subordinated corporate bonds		1,732,332	86,248,981
Total liabilities	771,088,220	937,415,147	93,774,627

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

19.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 21 to the condensed consolidated interim Financial Statements.

20.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 22 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

Description	03/31/2023	03/31/2022
Current income tax expense	4,151,917	604,119
Loss for deferred income taxes	316,316	1,914,227
Monetary effects	339,877	160,154
Income tax loss recorded in the statement of income	4,808,110	2,678,500
Income tax gain recorded in other comprehensive income	(353,031)	(342,081)
Total	4,455,079	2,336,419

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 22 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017, On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

21.	COMMISSIONS INCOME

Composition	03/31/2023	03/31/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	13,659,014	12,824,829
Commissions related to credit cards	7,973,631	7,583,910
Commissions related to insurance	1,309,301	1,334,386
Commissions related to trading and foreign exchange transactions	513,177	495,325
Commissions related to securities value	203,098	195,007
Commissions related to loans and other financing	59,863	87,412
Commissions related to financial guarantees granted	1,800	1,149
Performance obligations satisfied over certain time period
Commissions related to credit cards	107,867	197,230
Commissions related to trading and foreign exchange transactions	20,578	18,047
Commissions related to loans and other financing	18,721	103
Commissions related to obligations	464	468
Total	23,867,514	22,737,866

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	03/31/2023	03/31/2022
Translation of foreign currency assets and liabilities into pesos	36,128,105	5,877,548
Income from foreign currency exchange	219,302	511,029
Total	36,347,407	6,388,577

23.	OTHER OPERATING INCOME

Composition	03/31/2023	03/31/2022
Adjustments and interest from other receivables	1,342,180	518,893
Services	1,179,342	1,249,236
Adjustments from other receivables with CER clauses	548,863	249,100
Other receivables for financial intermediation	126,864	413,698
Sale of investment in properties and other non-financial assets		26,320
Other	931,130	2,708,541
Total	4,128,379	5,165,788

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

24.	EMPLOYEE BENEFITS

Composition	03/31/2023	03/31/2022
Remunerations	15,519,186	13,417,342
Payroll taxes	3,911,144	3,065,257
Compensations and bonuses to employees	2,545,991	2,353,299
Employee services	785,426	772,825
Total	22,761,747	19,608,723

25.	ADMINISTRATIVE EXPENSES

Composition	03/31/2023	03/31/2022
Taxes	1,915,758	1,736,356
Maintenance, conservation and repair expenses	1,774,779	1,787,609
Armored truck, documentation and events	1,622,260	1,585,690
Other fees	1,191,449	995,676
Security services	1,114,330	1,168,002
Electricity and communications	1,063,225	1,109,991
Software	780,683	862,179
Advertising and publicity	455,154	512,132
Fees to directors and syndics	398,159	516,171
Representation, travel and transportation expenses	213,030	128,795
Stationery and office supplies	103,799	77,659
Insurance	94,792	133,461
Hired administrative services	83,414	77,989
Leases	45,736	57,094
Other	317,651	279,552
Total	11,174,219	11,028,356

26.	OTHER OPERATING EXPENSES

Composition	03/31/2023	03/31/2022
Turnover tax	13,812,100	11,219,508
From credit cards	5,149,418	4,886,225
Charges for other provisions	656,051	868,234
Deposit guarantee fund contributions	606,291	561,131
Insurance claims	229,513	109,893
Donations	206,351	255,788
Other adjustments and interests for miscellaneous obligations	101,768	242,195
Taxes	46,173	144,843
Loss from sale or impairment of investment in properties and other non-financial assets	45,101
Other	2,387,070	2,379,666
Total	23,239,836	20,667,483

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	03/31/2023	12/31/2022	03/31/2022	12/31/2021
Cash and deposits in banks	287,624,265	292,172,683	347,345,578	397,965,970
Debt Securities at fair value through profit or loss			180,776	11,524
Other debt securities	643,899,439	598,340,791	430,941,373	315,308,663
Total	931,523,704	890,513,474	778,467,727	713,286,157

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to March 31, 2023, amounted to 639,413. See also Exhibit K.

29.	DEPOSIT GUARANTEE INSURANCE

Note 32 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6859% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12503 issued on March 22, 2023.

30.	RESTRICTED ASSETS

As of March 31, 2023 and December 31, 2022 the following Bank’s assets are restricted:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Composition		03/31/2023	12/31/2022
Debt securities at fair value through profit or loss and other debt securities
•	Federal government bonds in dual currency at discount - Maturity: 07/21/2023 as of March 31, 2023 and Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	1,186,478	18,127
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	109,535	113,036
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of March 31, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	37,388	101,426
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of March 31, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	3,944	41,002
	Subtotal debt securities at fair value through profit or loss and other debt securities	1,337,345	273,591

Other financial assets
•	Interests derived from contributions made as protector partner (1).	2,420,625	2,938,082
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,007
	Subtotal Other financial assets	2,421,452	2,939,089

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	25,642,754	30,219,504
•	For securities forward contracts.	5,111,437
•	Guarantee deposits related to credit and debit card transactions.	4,578,586	4,922,325
•	Other guarantee deposits.	1,475,283	1,494,767
	Subtotal Financial assets delivered as guarantee	36,808,060	36,636,596

Other non-financial assets
•	Real property related to a call option sold.	2,988,435	2,989,930
	Subtotal other non-financial assets	2,988,435	2,989,930
Total		43,555,292	42,839,206

(1)	As of March 31, 2023 and December 31, 2022 it is related to the risk fund Fintech SGR and Garantizar SGR, In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

31.	TRUST ACTIVITIES

Note 34 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

31.1	Financial trusts for investment purposes

As of March 31, 2023 and December 31, 2022, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 590,891 and 1,157,552, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 1,953 and 14,218, respectively.

31.3	Trusts guaranteeing loans granted by the Bank

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 2,889,215 and 3,312,662, respectively.

31.4	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 5,057,634 and 4,974,897, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in note 35.1.1 to the condensed consolidated interim Financial Statements. Note 35.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of March 31, 2023 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,898,708,425 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 35.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2023 are described in note 36 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 37 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

35.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 03/31/2023		03/31/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	86,599,261	87,981,313
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	3,546,892	3,656,522
Total					90,146,153	91,637,835

Note 38 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank.

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of March 31, 2023 and December 31, 2022 is as follows:

Composition	03/31/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	765,920,721	754,707,079
Preferred and other collaterals received from customers (1)	218,748,621	227,356,941
Outstanding checks not yet paid	26,511,086	24,277,255
Checks already deposited and pending clearance	21,465,705	20,485,754

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

37.	TAX AND OTHER CLAIMS

37.1 Tax claims

Note 40.1 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

37.2. Other claims

Note 40.2 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 41 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on profit distribution and the decisions made by the Shareholders’ Meeting held on April 25, 2023.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 42 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in note 43 to the condensed consolidated interim Financial Statements.

41.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

42.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 106 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Holdings				Position
		03/31/2023			12/31/2022	03/31/2023
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government bonds in dual currency at discount - Maturity: 07-21-2023	9146		1	69,171,856	71,389,533	71,918,067		71,918,067
Federal government treasury bonds linked to dolar - Maturity: 04-28-2023	5928		1	68,861,445	69,373,554	68,861,445		68,861,445
Federal government bonds in dual currency at discount - Maturity: 02-28-2024	9156		1	67,428,869	13,970,296	67,428,869	(52,706,104)	14,722,765
Federal government bonds in dual currency at discount - Maturity: 09-29-2023	9147		1	26,669,829	26,505,563	26,669,829		26,669,829
Federal government bonds in dual currency at discount - Maturity: 06-30-2023	9145		1	26,405,460	25,004,706	26,405,460		26,405,460
Letters of National Estate at discount in pesos - Maturity: 05-31-2023	9171		1	2,849,091		2,849,091		2,849,091
Federal government treasury bonds linked to dolar - Maturity: 07-31-2023	9143		1	2,505,543	3,519	2,505,543		2,505,543
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	1,525,406	1,534,206	1,525,406		1,525,406
Letters of National Estate in pesos at discount - Maturity: 04-28-2023	9142		1	882,676	22,268	882,676		882,676
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	600,388	880,853	600,388		600,388
Other				540,849	29,551,854	540,849		540,849
Subtotal local government securities (1)				267,441,412	238,236,352	270,187,623	(52,706,104)	217,481,519
Private securities
Corporate Bonds Tarjeta Naranja S.A. Class 53 Series 01- Maturity: 04-05-2023	56056		3	444,326	529,144	444,326		444,326
Debt Securities in Financial Trusts Confibono	80049		3	155,071	508,143	155,071		155,071
Debt Securities in Financial Trusts Accicom Personal Loans	80048		3	52,545		52,545		52,545
Securities of companies of public services	80039		3	4,647	4,950	4,647		4,647
Debt Securities in Financial Trusts Secubono	80051				213,876
Subtotal local private securities				656,589	1,256,113	656,589		656,589
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				268,098,001	239,492,465	270,844,212	(52,706,104)	218,138,108

- 107 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Holdings				Position
		03/31/2023			12/31/2022	03/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National treasury in pesos to discount - Maturity: 04-28-2023	9142		1	23,231,918	1,712,394	23,231,918		23,231,918
Letters of National treasury in pesos to discount - Maturity: 05-31-2023	9171		1	20,290,364		20,290,364		20,290,364
Bonds of treasury of federal government in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	13,244,581		13,244,581	(13,244,581)
Bonds of treasury of federal government in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	9,687,829		9,687,829	(9,687,829)
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	8,655,897	10,715,248	8,655,897	10,447,877	10,447,877
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 07-26-2024	5405		1	34,601	505,178	34,601		34,601
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-21-2023	9118		1	10,829	11,287	10,829		10,829
Bonds of federal government in dollars Step up - Maturity: 07-09-2030	5921		1	4,976	4,821	4,976		4,976
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111				54,705,082
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-25-2023	5492				41,956,829
Other					48,478,992
Subtotal local government securities (1)				75,160,995	158,089,831	76,952,975	(22,932,410)	54,020,565
Total Other debt securities measured at fair value through other comprehensive income				75,160,995	158,089,831	76,952,975	(22,932,410)	54,020,565
Measured at amortized cost
- Local
Government securities
Bonds of treasury of federal government in pesos - Maturity: 05-23-2027	9132	44,795,287	1	44,589,247	49,264,621	44,589,247		44,589,247
Bonds of treasury of federal government in pesos Badlar x 0.7 - Maturity: 11-23-2027	9166	12,657,399	1	12,360,764	10,225,961	12,360,764		12,360,764
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	715,263	1	598,074	617,194	598,074		598,074
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023	42534	203,385	3	202,608	243,925	202,608		202,608
Treasury bills of Province of Río Negro Series 02 in pesos - Maturity: 06-15-2023	42555	196,526	1	197,782	242,301	197,782		197,782
Subtotal local government securities				57,948,475	60,594,002	57,948,475		57,948,475

(1)	During January 2023, in terms of the Article 11 of the Decree No. 331/2022 of the Argentine Ministry of Economy, the Bank decided to enter into a debt voluntary swap. The instruments that entered into that swap are as follows:

•	Letters of National Estate in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a nominal amount of 20,900,000,000.

•	Letters of National Estate in pesos at discount – Maturity: 02-28-2023 (S28F3) for a nominal amount of 12,893,000,000.

During March 2023, the Bank entered into a voluntary debt swap in terms of the Article 11 of the Decree No. 331/2022 of the Argentine Ministry of Economy. The following instruments entered into the swap:

•	Letters of National treasury in pesos at discount – Maturity: 06-30-2023 (S3OJ3) for a nominal amount of 26,640,975,851.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a nominal amount of 4,675,305,395.

•	Letters of National Estate in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a nominal amount of 2,905,252,288.

- 108 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Holdings				Position
		03/31/2023			12/31/2022	03/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-11-2023	80026	83,152,355	1	83,318,672		83,318,672		83,318,672
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-18-2023	80031	81,883,050	1	82,053,204		82,053,204		82,053,204
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-20-2023	80032	81,543,900	1	81,713,308		81,713,308		81,713,308
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-25-2023	80033	80,702,060	1	80,869,715		80,869,715		80,869,715
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-27-2023	80034	80,367,899	2	80,534,721		80,534,721		80,534,721
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-13-2023	80029	79,507,939	1	79,666,962		82,986,419		82,986,419
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-05-2023	80025	79,012,880	1	79,362,610		79,362,610		79,362,610
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-04-2023	80024	72,914,720	1	73,060,790		73,060,790		73,060,790
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity - 10-03-2023	80003	3,376,656	3	3,453,925	3,563,567	3,453,925		3,453,925
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity - Vto. 10-02-2023	80002	3,121,234	3	3,191,960	3,293,286	3,191,960		3,191,960
Other				18,446,679	646,073,042	18,446,679		18,446,679
Subtotal Central Bank of Argentina Bills				665,672,546	652,929,895	668,992,003		668,992,003
Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 01-04-2023	80051				14,736,836
Subtotal Central Bank of Argentina Notes					14,736,836
Private securities
Corporate Bonds Vista Energy Argentina SAU Class 013 - Maturity: 08-08-2024 (2)	56207	1,190,507	1	615,203	635,344	615,203		615,203
Corporate Bonds Vista Oil y Gas Argentina SAU Class 015 - Maturity: 01-20-2025 (2)	56637	1,052,617	2	567,567	586,350	567,567		567,567
Debt Securities in Financial Trusts Secubono Series 223 Class A - Maturity: 09-28-2023	56771	110,110	3	99,547		99,547		99,547
Debt Securities in Financial Supercanal II Class A - Maturity: 03-21-2024	56949	85,360	2	85,137		85,137		85,137
Debt Securities in Financial Trusts Confibono Series 065 Class A - Maturity: 07-20-2023	56428	61,987	3	64,723	141,797	64,723		64,723
Corporate Bonds YPF SA Class 043 - Maturity: 10-21-2023	50939	45,109	2	41,049	42,439	41,049		41,049
Debt Securities in Financial Trusts Secubono Series 221 Class A - Maturity: 07-28-2023	56583	40,506	2	39,922	110,705	39,922		39,922
Debt Securities in Financial Trusts Red Surcos Series 222 Class A - Maturity: 08-28-2023	56660	44,206	3	38,612	92,371	38,612		38,612
Debt Securities in Financial Trusts Secubono Series 219 Class A - Maturity: 04-28-2023	56366				30,213
Subtotal local private securities				1,551,760	1,639,219	1,551,760		1,551,760
Total Other debt securities measured at cost amortized				725,172,781	729,899,952	728,492,238		728,492,238
TOTAL OTHER DEBT SECURITIES				800,333,776	887,989,783	805,445,213	(22,932,410)	782,512,803

(2)	Fair value obtained from the use of quotes in pesos.

- 109 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2023 AND DECEMBER 31,2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Holdings				Position
		03/31/2023			12/31/2022	03/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA	80040		3	649,014	563,056	649,014		649,014
C.O.E.L.S.A	80041		3	87,563	106,593	87,563		87,563
Matba Rofex SA	80047		3	68,046	70,977	68,046		68,046
Sedesa	80035		3	21,291	25,918	21,291		21,291
AC Inversora SA	80042		3	19,583	23,839	19,583		19,583
Mercado a Término Rosario SA	80038		3	14,627	17,806	14,627		14,627
Provincanje SA	80044		3	14,506	17,658	14,506		14,506
Argencontrol SA	80037		3	478	582	478		478
San Juan Tennis Club SA	80036		3	437	532	437		437
Garantizar SGR	80043		3	10	12	10		10
Subtotal local				875,555	826,973	875,555		875,555
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80045		1	26,528	25,511	26,528		26,528
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80046		3	6,662	6,873	6,662		6,662
Subtotal foreign				33,190	32,384	33,190		33,190
Total measured at fair value through profit or loss				908,745	859,357	908,745		908,745
TOTAL EQUITY INSTRUMENTS				908,745	859,357	908,745		908,745
TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,069,340,522	1,128,341,605	1,077,198,170	(75,638,514)	1,001,559,656

- 110 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

COMMERCIAL	03/31/2023	12/31/2022
In normal situation	134,016,589	134,696,295
With senior “A” collateral and counter-collateral	14,459,047	17,530,660
With senior “B” collateral and counter-collateral	19,755,418	22,353,221
Without senior collateral or counter-collateral	99,802,124	94,812,414

Troubled	1,576,047	1,704,999
With senior “A” collateral and counter-collateral		87,445
With senior “B” collateral and counter-collateral	943,508	1,126,659
Without senior collateral or counter-collateral	632,539	490,895

With high risk of insolvency	796,584	981,502
With senior “A” collateral and counter-collateral		106,001
With senior “B” collateral and counter-collateral	701,156	723,413
Without senior collateral or counter-collateral	95,428	152,088

Subtotal Commercial	136,389,220	137,382,796

- 111 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

CONSUMER AND MORTGAGE	03/31/2023	12/31/2022
Performing	574,740,799	602,894,302
With senior “A” collateral and counter-collateral	36,734,786	39,619,122
With senior “B” collateral and counter-collateral	32,342,276	35,998,363
Without senior collateral or counter-collateral	505,663,737	527,276,817

Low risk	5,790,704	4,696,073
With senior “A” collateral and counter-collateral	99,493	72,282
With senior “B” collateral and counter-collateral	148,375	102,943
Without senior collateral or counter-collateral	5,542,836	4,520,848

Low risk - in special treatment	41,507	35,772
Without senior collateral or counter-collateral	41,507	35,772

Medium risk	3,737,645	3,216,924
With senior “A” collateral and counter-collateral	10,693	22,384
With senior “B” collateral and counter-collateral	96,713	83,024
Without senior collateral or counter-collateral	3,630,239	3,111,516

High risk	2,884,414	2,450,194
With senior “A” collateral and counter-collateral	18,833	27,642
With senior “B” collateral and counter-collateral	44,283	95,246
Without senior collateral or counter-collateral	2,821,298	2,327,306

Irrecoverable	1,290,723	1,093,865
With senior “A” collateral and counter-collateral	36,960	37,341
With senior “B” collateral and counter-collateral	203,541	173,743
Without senior collateral or counter-collateral	1,050,222	882,781

Subtotal consumer and mortgage	588,485,792	614,387,130
Total	724,875,012	751,769,926

- 112 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Financial Statements is listed below:

	03/31/2023	12/31/2022
Loans and other financings	697,033,198	728,417,099
Added:
Allowances for loans and other financings	14,005,651	13,378,235
Adjustment amortized cost and fair value	1,901,910	2,053,755
Debt securities of financial trust - Measured at amortized cost	328,133	375,379
Corporate bonds	1,225,436	1,264,809
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(260,676)	(190,684)
Guarantees provided and contingent liabilities	10,641,360	6,471,333
Total computable items	724,875,012	751,769,926

- 113 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF MARCH 31, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	03/31/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	34,071,712	4.70	27,341,162	3.64
50 next largest customers	46,457,182	6.41	49,171,365	6.54
100 next largest customers	35,631,460	4.92	38,992,823	5.19
Other customers	608,714,658	83.97	636,264,576	84.63
Total (1)	724,875,012	100.00	751,769,926	100.00

(1) See reconciliation in Exhibit B.

- 114 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	1,018,497	129,178	97,797	173,868	266,766	117,222	1,803,436
Financial sector		659,446	563,679	151,495	324,159	587,285	295,160	2,581,224
Non-financial private sector and foreign residents	4,122,046	292,757,168	117,181,748	102,762,935	120,058,922	149,066,388	167,577,145	953,526,352
Total	4,122,154	294,435,111	117,874,605	103,012,227	120,556,949	149,920,439	167,989,527	957,911,012

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	131	1,648,831	699,673	126,652	227,625	356,324	210,481	3,269,717
Financial sector		59,792	80,530	680,100	247,739	372,186	113,705	1,554,052
Non-financial private sector and foreign residents	4,222,874	327,406,920	86,070,635	105,356,620	131,542,005	145,597,262	183,616,373	983,812,689
Total	4,223,005	329,115,543	86,850,838	106,163,372	132,017,369	146,325,772	183,940,559	988,636,458

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 115 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original value at beginning of	Total life estimated				Depreciation of the period					Residual value at the end of the
Item	fiscal year	in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	period
Cost
Real property	115,893,655	50	26,101	24,757		13,795,028		2,989	649,983	14,442,022	101,452,977
Furniture and facilities	17,808,939	10	147,583			8,981,605			371,133	9,352,738	8,603,784
Machinery and equipment	26,097,460	5	484,995			18,635,880			841,532	19,477,412	7,105,043
Vehicles	3,421,648	5	358,011	94,140		2,719,875		78,658	87,063	2,728,280	957,239
Work in progress	1,578,160		924,356								2,502,516
Right of use real property	9,842,903	5	269,363			6,598,053			410,221	7,008,274	3,103,992
Right of use furniture		5	653,674						29,743	29,743	623,931
Total property, plant and equipment	174,642,765		2,864,083	118,897		50,730,441		81,647	2,389,675	53,038,469	124,349,482

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

						Depreciation for the fiscal year					Residual
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Real property	113,651,848	50	724,939	148,719	1,665,587	11,424,070	(95,593)	25,556	2,492,107	13,795,028	102,098,627
Furniture and facilities	15,490,806	10	503,518	1,434	1,816,049	7,590,411	5	90	1,391,279	8,981,605	8,827,334
Machinery and equipment	22,263,178	5	2,553,848	354	1,280,788	15,365,298	(1,869)	80	3,272,531	18,635,880	7,461,580
Vehicles	3,099,984	5	547,732	214,859	(11,209)	2,551,488	(851)	140,410	309,648	2,719,875	701,773
Work in progress	3,761,309		3,298,619		(5,481,768)						1,578,160
Right of use real property	8,904,279	5	1,041,987	103,363		4,978,047		58,929	1,678,935	6,598,053	3,244,850
Total property, plant and equipment	167,171,404		8,670,643	468,729	(730,553)	41,909,314	(98,308)	225,065	9,144,500	50,730,441	123,912,324

- 116 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original Value at	Useful				Depreciation of the period
Item	beginning of fiscal year	life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	482,814	50				72,992		1,818	74,810	408,004
Other investment properties	9,323,891	50	375,085			47,854		1,631	49,485	9,649,491
Total investment property	9,806,705		375,085			120,846		3,449	124,295	10,057,495

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original Value at	Useful				Depreciation for the fiscal year
Item	beginning of fiscal year	life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	547,782	50	1,408		(66,376)	19,789	46,791	6,412	72,992	409,822
Other investment properties	603,391	50	12,017,936	24,324	(3,273,112)	46,922	(6,939)	7,871	47,854	9,276,037
Total investment property	1,151,173		12,019,344	24,324	(3,339,488)	66,711	39,852	14,283	120,846	9,685,859

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

- 117 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original Value at	Useful				Depreciation of the period
Item	beginning of fiscal year	life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	13,587,482	5	638,187			9,514,924			587,969	10,102,893	4,122,776
Other intangible assets	47,117,540	5	2,288,133			30,102,717			1,832,315	31,935,032	17,470,641
Total intangible assets	60,705,022		2,926,320			39,617,641			2,420,284	42,037,925	21,593,417

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Original Value at	Useful				Depreciation for the fiscal year
Item	beginning of fiscal year	life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	11,881,161	5	1,596,769		109,552	7,267,933	4,110		2,242,881	9,514,924	4,072,558
Other intangible assets	38,468,406	5	8,786,865	40,642	(97,089)	23,212,217	(1,620)	1,599	6,893,719	30,102,717	17,014,823
Total intangible assets	50,349,567		10,383,634	40,642	12,463	30,480,150	2,490	1,599	9,136,600	39,617,641	21,087,381

- 118 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	03/31/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	143,085,667	9.85	187,038,290	11.93
50 next largest customers	167,275,120	11.51	162,836,954	10.39
100 next largest customers	65,487,108	4.51	75,784,678	4.83
Other customers	1,077,283,337	74.13	1,142,118,855	72.85
Total	1,453,131,232	100.00	1,567,778,777	100.00

- 119 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,278,673,404	193,877,023	8,694,582	2,546,840	73,772	3,656	1,483,869,277
From the non-financial government sector	104,232,312	7,365,016	1,228,071	5,922		1,697	112,833,018
From the financial sector	1,910,914						1,910,914
From the non-financial private sector and foreign residents	1,172,530,178	186,512,007	7,466,511	2,540,918	73,772	1,959	1,369,125,345
Derivative instruments	89,905		10,493				100,398
Repo transactions	4,506,489						4,506,489
Other financial institutions	4,506,489						4,506,489
Other financial liabilities	112,997,932	472,616	466,637	853,193	1,381,477	3,045,436	119,217,291
Financing received from the Central Bank of Argentina and other financial institutions	1,278,648	1,366,228	1,596,443	342,195			4,583,514
Issued corporate bonds		12,561	12,985	25,970	3,565,504		3,617,020
Subordinated corporate bonds		2,776,619		2,776,619	5,553,237	94,701,794	105,808,269
Total	1,397,546,378	198,505,047	10,781,140	6,544,817	10,573,990	97,750,886	1,721,702,258

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 120 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,435,622,970	138,213,256	24,046,390	2,315,537	14,967	44,846	1,600,257,966
From the non-financial government sector	131,216,146	4,120,592	1,241,301	5,474			136,583,513
From the financial sector	2,012,780						2,012,780
From the non-financial private sector and foreign residents	1,302,394,044	134,092,664	22,805,089	2,310,063	14,967	44,846	1,461,661,673
Derivative instruments	2,087	799					2,886
Other financial liabilities	134,630,886	514,805	466,147	895,639	1,491,979	3,446,239	141,445,695
Financing received from the Central Bank of Argentina and other financial institutions	355,350	629,914	1,968,281	54,742			3,008,287
Issued corporate bonds		13,397	12,960	26,793	3,692,084		3,745,234
Subordinated corporate bonds			2,864,760	2,864,760	5,729,520	97,708,021	109,167,061
Total	1,570,611,293	139,372,171	29,358,538	6,157,471	10,928,550	101,199,106	1,857,627,129

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 121 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	03/31/2023
Provisions for eventual commitments	835,722	124,070			(154,733)	805,059
For administrative, disciplinary and criminal penalties	609				(109)	500
Other	2,453,894	531,981		184,068	(457,661)	2,344,146
Total Provisions	3,290,225	656,051		184,068	(612,503)	3,149,705

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	789,494	634,366			(588,138)	835,722
For administrative, disciplinary and criminal penalties	1,183				(574)	609
Other	3,082,576	2,873,513		1,428,571	(2,073,624)	2,453,894
Total Provisions	3,873,253	3,507,879		1,428,571	(2,662,336)	3,290,225

- 122 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 123 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	03/31/2023					12/31/2022
	Total parent company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	231,301,108	229,783,199	903,529	48,734	565,646	244,143,768
Debt securities at fair value through profit or loss (1)	261,297,773	261,297,773				206,354,328
Other financial assets	15,740,819	15,740,222	597			16,041,815
Loans and other financing	51,677,025	51,677,025				41,635,818
From the non-financial private sector and foreign residents	51,677,025	51,677,025				41,635,818
Other debt securities	26,280,310	26,280,310				55,815,619
Financial assets delivered as guarantee	5,196,643	5,196,643				5,342,783
Equity instruments at fair value through profit or loss	33,190	33,190				32,384
Investments in subsidiaries, associates and joint ventures	6,051,987	6,051,987				6,037,322
Total assets	597,578,855	596,060,349	904,126	48,734	565,646	575,403,837
Liabilities
Deposits	192,409,049	192,409,049				198,446,660
Non-financial government sector	8,063,278	8,063,278				7,502,481
Financial sector	1,651,080	1,651,080				1,703,400
Non-financial private sector and foreign residents	182,694,691	182,694,691				189,240,779
Other financial liabilities	9,901,187	9,603,325	257,941		39,921	9,617,392
Financing from the Central Bank and other financial institutions	4,455,615	4,455,615				2,918,127
Issued corporate bonds	3,546,892	3,546,892				3,656,522
Subordinated corporate bonds	86,599,261	86,599,261				87,981,313
Other non-financial liabilities	17,743	17,743				17,271
Total liabilities	296,929,747	296,631,885	257,941		39,921	302,637,285

(1)	Included mainly, Federal government bonds in dual currency at discount for 189,676,015 and Federal government treasury bonds linked to dolar for 71,614,348.

- 124 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	1	1	1	15,003,386
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	1	30	151,085
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		48,149,162
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	29	18		3,004,365
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter - Residents in Argentina - financial sector	14	14		75,638,514

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to compensated operations forward (OCT).

(3) See Notes 5 and 9 to the condensed consolidated interim Financial Statements.

- 125 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	6,003,960	7,679,463
Gain from private securities	215,760	235,030
Gain from derivative financial instruments
Forward transactions	194,481
Loss from other financial assets	(14,892)	(5,326)
Gain from equity instruments at fair value through profit or loss	50,831	1,889,218
(Loss) / Gain from sales or decreases of financial assets at fair value (1)	(582,412)	2,045,940
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(416,939)
Total	5,450,789	11,844,325

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during of the period.

- 126 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q
(Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Interest and adjustment for the application of the effective	Net financial income / (Loss)
interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Interest income
for cash and bank deposits	550,377	5,788
for government securities	111,257,098	3,326,557
for private securities	98,154	51,329
for loans and other financing
Non-financial public sector	387,107	564,420
Financial sector	106,453	188,238
Non-financial private sector
Overdrafts	9,339,182	5,175,706
Documents	9,052,846	6,232,692
Mortgage loans	11,004,103	9,549,877
Pledge loans	801,834	1,058,814
Personal loans	25,947,766	28,199,817
Credit cards	18,187,106	10,259,035
Financial leases	115,229	93,364
Other	11,079,093	7,676,013
for repo transactions
Central Bank of Argentina	6,712,679	811,784
Other financial institutions	15,252	71,168
Total	204,654,279	73,264,602
Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(5,910,328)	(879,841)
Saving accounts	(1,281,113)	(802,998)
Time deposits and investments accounts	(120,578,650)	(50,974,023)
for Financing received from Central Bank of Argentina and other financial institutions	(212,379)	(90,964)
for repo transactions
Other financial institutions	(1,240,270)	(443,582)
for other financial liabilities	(39,946)	(3,916)
for issued corporate bonds	(16,074)	(228,346)
for other subordinated corporate bonds	(1,343,504)	(1,483,684)
Total	(130,622,264)	(54,907,354)

- 127 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

Interest and adjustment for the application of the effective	Income of the period	Other comprehensive income	Income of the period	Other comprehensive income
interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 03/31/2023	Quarter ended 03/31/2023	Quarter ended 03/31/2022	Quarter ended 03/31/2022
for debt government securities	23,454,056	(1,916,836)	67,148,777	(3,254,628)
Total	23,454,056	(1,916,836)	67,148,777	(3,254,628)

	Income of the period
Items	Quarter ended 03/31/2023	Quarter ended 03/31/2022
Commissions income
Commissions related to obligations	13,659,478	12,825,297
Commissions related to credits	78,584	87,515
Commissions related to loans commitments and financial guarantees	1,800	1,149
Commissions related to securities value	203,098	195,007
Commissions to credit cards	8,081,498	7,781,140
Commissions to insurances	1,309,301	1,334,386
Commissions related to trading and foreign exchange transactions	533,755	513,372
Total	23,867,514	22,737,866
Commissions expenses
Commissions related to trading with debt securties
Commissions related to trading and foreign exchange transactions	(103,281)	(73,407)
Other
Commissions paid ATM exchange	(1,045,131)	(1,114,535)
Checkbooks commissions and clearing houses	(475,240)	(383,542)
Credit cards and foreign trade commissions	(214,907)	(217,518)
Total	(1,838,559)	(1,789,002)

- 128 -	Carlos A. Giovanelli Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF MARCH 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Movements between stages of the fiscal year period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	03/31/2023
Other financial assets	110,826	21,132			(21,196)	110,762
Loans and other financing	13,378,235	657,056	810,009	1,764,455	(2,604,104)	14,005,651
Other financial institutions	9,910	4,537			(2,072)	12,375
To the non-financial private sector and foreign residents
Overdrafts	641,203	96,293	(11,426)	161,530	(130,921)	756,679
Documents	682,522	94,453	9,966	19,528	(130,123)	676,346
Mortgage loans	1,453,382	119,264	19,862	111,428	(276,193)	1,427,743
Pledge loans	230,852	102,018	6,015	(8,990)	(47,826)	282,069
Personal loans	5,049,052	(139,465)	189,946	888,499	(964,075)	5,023,957
Credit cards	3,366,855	34,898	565,854	471,876	(672,682)	3,766,801
Financial leases	26,338	(3,551)	821	29,418	(6,484)	46,542
Other	1,918,121	348,609	28,971	91,166	(373,728)	2,013,139
Eventual commitments	835,722	79,337	47,678		(157,678)	805,059
Other debt securities	969	1,087			(247)	1,809
Total allowances	14,325,752	758,612	857,687	1,764,455	(2,783,225)	14,923,281

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42) (Figures stated in thousands of pesos in constant currency as of March 31, 2023)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	62,714	101,522			(53,410)	110,826
Loans and other financing	22,836,281	2,864,645	(2,991,148)	1,625,106	(10,956,649)	13,378,235
Other financial institutions	8,656	5,301			(4,047)	9,910
To the non-financial private sector and foreign residents
Overdrafts	1,678,946	320,314	5,448	(676,256)	(687,249)	641,203
Documents	2,280,189	(44,798)	(556,935)	23,947	(1,019,881)	682,522
Mortgage loans	4,738,210	345,024	(2,950,776)	1,038,511	(1,717,587)	1,453,382
Pledge loans	292,982	113,999	(21,278)	(15,925)	(138,926)	230,852
Personal loans	5,882,075	1,208,987	643,245	666,537	(3,351,792)	5,049,052
Credit cards	3,830,187	808,576	648,668	388,472	(2,309,048)	3,366,855
Financial leases	34,666	16,064	44	(5,717)	(18,719)	26,338
Other	4,090,370	91,178	(759,564)	205,537	(1,709,400)	1,918,121
Eventual commitments	789,494	516,614	116,778		(587,164)	835,722
Other debts securities	1,287	471			(789)	969
Total allowances	23,689,776	3,483,252	(2,874,370)	1,625,106	(11,598,012)	14,325,752

- 129 -	Carlos A. Giovanelli Vice Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer